                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the Month of: DECEMBER 2002

                                CABLEVISION S.A.
             (Exact name of Registrant as specified in its charter)

                                CABLEVISION S.A.
                 (Translation of Registrant's name into English)

                  CUBA 2370, (C1428AEL) BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]            Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes  [ ]                No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                              82 - _______________

                                INDEX TO FORM 6-K

1. Notice to the Buenos Aires Stock Exchange, dated October 15, 2002, regarding Negotiable Obligations (Notes) Series 10.

2. Notice to the Buenos Aires Stock Exchange, dated October 23, 2002, regarding Negotiable Obligations (Notes) Series 5.

3. Notice to the SEC, dated October 24, 2002, regarding Negotiable Obligations (Notes).

4. Notice to the Buenos Aires Stock Exchange, dated October 31, 2002, regarding Resignations and Elections of New Officers.

5. Notice to the Argentine Securities Commission, dated November 11, 2002, under Section 63 of the Buenos Aires Stock Exchange Regulations.

6. Press Release, dated November 14, 2002 regarding Nine-Month Period Results ended September 30, 2002.

7. Consolidated Financial Statements as of September 30, 2002 and 2001 and for the nine-month periods then ended.

                                                                   ENCLOSURE # 1

                                                  Buenos Aires, October 15, 2002

Buenos Aires Stock Exchange

REF: NEGOTIABLE OBLIGATIONS (NOTES) SERIES 10 OF CABLEVISION S.A.

In my capacity of Attorney-in-fact of Cablevision S.A. I do hereby inform you regarding the negotiable obligations, Series 10 issued by the corporation I represent that: (i) as of July 25, 2000 the United States Securities and Exchange Commission declared the effectiveness of the filing of such Negotiable Obligations Series; (ii) their CUSIP number is 12686NAF2; (iii) their ISIN Number is US12686NAF24; and (iv) such negotiable obligations may be traded by multiple values of US$ 1,000 (one thousand United States Dollars), without any requirement to trade a minimum volume above the foregoing figure.

Sincerely,


Javier Blanco,
Attorney-in-fact

                                                                   ENCLOSURE # 2

                                                  Buenos Aires, October 23, 2002

Buenos Aires Stock Exchange

REF: NEGOTIABLE OBLIGATIONS (NOTES) SERIES 5 OF CABLEVISION S.A.

In my capacity of Attorney-in-fact of Cablevision S.A. I do hereby inform you regarding the negotiable obligations, Series 5, issued by the corporation I represent that: (i) as of November 3, 1999 the United States Securities and Exchange Commission declared the effectiveness of the filing of such Negotiable Obligations Series; (ii) their CUSIP number is 12686NAC9; and (iii) their ISIN Number is US12686NAC92.

Sincerely,


Javier Blanco,
Attorney-in-fact

                                                                   ENCLOSURE # 3

                                                  Buenos Aires, October 24, 2002

Securities Exchange Commission

REF: NEGOTIABLE OBLIGATIONS (NOTES) OF CABLEVISION S.A.

In my capacity of Attorney-in-fact of Cablevision S.A. ("Cablevision") I do hereby inform you that my principal, the largest cable television service provider in Argentina regarding the number of subscribers, will not pay interests in the amount of US$ 18.9 million corresponding to Series 5 notes in the amount of US$ 275,000,000 at 13.75% due May 9, 2009, neither will it pay interests in the amount of US$ 17.2 million corresponding to Series 10 notes in the amount of US$ 250,000,000 at 13.75% due April 30, 2007.

Accordingly, we refer to the statements set forth in our previous letters informing about failure to make prior payments as the severe economic crisis of the Argentine Republic and Cablevision has not changed so far.

Sincerely,


Javier Blanco,
Attorney-in-fact

                                                                   ENCLOSURE # 4

                                                   Buenos Aires, October 31 2002

Buenos Aires Stock Exchange

                                       RESIGNATIONS AND ELECTION OF NEW OFFICERS

Dear Sirs,

In my capacity of Attorney-in-fact of Cablevision S.A. I do hereby inform you that on October 29, 2002 the corporation's Board of Directors has resolved to:
(i) accept the resignations submitted by Mr. Gary S. Howard and the Alternate Director Mr. Michael John Erickson, who have resigned their offices due to personal reasons; (ii) appoint Mr. Eric Charles Neuman as President of the corporation and Mr. David J. Leonard as Vice President, who up to date have held the offices of Vice President and Permanent Director, respectively; (iii) appoint Mr. Francisco Martin Gutierrez as Permanent Director, who up to date has held the office of Alternate Director.

Messrs Eric Neuman, David Leonard and Francisco Gutierrez have accepted the new offices.

Sincerely,


Javier Blanco,
Attorney-in-fact

                                                                   ENCLOSURE # 5

                                                 Buenos Aires, November 11, 2002
ARGENTINE SECURITIES COMMISSION

                  Ref: Section 63 of the Buenos Aires Stock Exchange Regulations

Dear Sirs,

The following information, given under Section 63 of your Regulations, refers to the financial statements of the period closed as of September 30, 2002, which have been approved by the Board of Directors Meeting held as of November 8, 2002.

------------------------------------     ---------------     ---------------
                                                $                  $
------------------------------------     ---------------     ---------------
1- Income (loss)                                             (2,986,437,101)
------------------------------------     ---------------     ---------------
Ordinary                                 (2,986,437,101)
------------------------------------     ---------------     ---------------
Extraordinary                                  ---------
------------------------------------     ---------------     ---------------
2- Stockholders' Equity                                      (2,031,069,689)
------------------------------------     ---------------     ---------------
Stock Capital- Registered value              188,132,670
------------------------------------     ---------------     ---------------
Adjustment to Stock Capital                  230,690,223
------------------------------------     ---------------     ---------------
Irrevocable Contributions                         20,574
------------------------------------     ---------------     ---------------
Premium on Issuance of Shares                536,523,945
------------------------------------     ---------------     ---------------
Retained Earnings                        (2,986,437,101)
------------------------------------     ---------------     ---------------
3-Capital Structure
------------------------------------     ---------------     ---------------
-Common Registered Shares of a Par                               188,132,670
Value of 1 each, with rights to 1
vote per share (fully subscribed,
paid-in, issued and registered)
------------------------------------     ---------------     ---------------
-Stockholders' interest in the Stock
Capital and votes (See Note 1 to the
separate Financial Statements of
Cablevision S.A. as of September 30,
2002):
------------------------------------     ---------------     ---------------
                                                                     35.865%
------------------------------------     ---------------     ---------------

------------------------------------     ---------------     ---------------
                                                $                  $
------------------------------------     ---------------     ---------------
Southtel Holdings S.A.
------------------------------------     ---------------     ---------------
AMI CV Holdings Ltd.                                                 14.135%
------------------------------------     ---------------     ---------------
VLG Argentina, Inc.                                                  50.000%
------------------------------------     ---------------     ---------------


Sincerely,


Ivan Perez,
Attorney-in-fact

[CABLEVISION LOGO]

                                                                   ENCLOSURE # 6

[CABLEVISION LETTERHEAD]


CABLEVISION S.A. REPORTS NINE-MONTH PERIOD RESULTS ENDED SEPTEMBER 30, 2002

FOR IMMEDIATE RELEASE: Thursday, November 14, 2002.

      BUENOS AIRES, ARGENTINA - CABLEVISION S.A. ("CABLEVISION"), the largest multiple system operator (MSO) in Argentina, reported for the nine-month period ended September 30, 2002 net revenues from services of Argentine Pesos ("Ps.")
557.8 million and earnings before interest, taxes, depreciation, amortization and non-cash reserves ("EBITDA") of Ps. 150.7 million 1. When compared to the same period of 2001, net revenues and EBITDA decreased in 2002 by Ps. 313.0 million and Ps. 140.8 million, or 35.9% and 48.3%, respectively in Peso terms (see explanatory paragraph below). When calculated in Dollar terms, these decreases equal 63.7% and 69.9% respectively.

      The Argentine Government issued a decree which, among other things, provided for the restoration of inflation accounting and instructed the Comision Nacional de Valores ("CNV") to issue specific procedures

--------
1 Includes one-time savings of approximately Ps. 17.9 MM registered during the third quarter which corresponds to the full period.

to rule its application. Consequently, on July 25, 2002 the CNV issued Resolution No. 415 which establishes the application of inflation accounting procedures starting January 1, 2002, for any financial statements filed subsequent to the date of that resolution. As a result, amounts for the nine-month period ended September 30, 2001, presented herein for comparative purposes, have been restated in constant pesos at September 30, 2002, using the inflation rate measured by the wholesale internal price index, which was 121.2% for the nine-month period ended September 30, 2002. Likewise, the figures for the nine-month period ended September 30, 2002 have been restated in constant pesos at September 30, 2002.

      CableVision recorded a net loss of approximately Ps. 3.0 billion for the nine-month period ended September 30, 2002 which was largely the result of charges taken as a result of the government's decision to abandon the Convertibility Law in January and allow the Argentine peso to float freely. The extent of these losses resulted in CableVision reporting a negative shareholders' equity of Ps. 2.0 billion.

           Financials summary in millions, except otherwise indicated

                                      9 months ended    9 months ended
                                             9/30/02           9/30/01       Variance %
                                      --------------    --------------       ----------
Subscribers (000)                              1,237             1,442            (14%)
Net Revenues (Ps)                              557.8             870.8            (36%)
Net Revenues (USD) (1)                         142.8             393.7            (64%)
EBITDA (Ps) (2)                                150.7             291.5            (48%)
EBITDA (USD) (1) (2)                            39.7             131.8            (70%)
Net Loss (Ps)                                2,986.4             163.1
Cash Balance (Ps)                               55.7              48.4
Cash Balance (USD) (1)                          14.9              21.9
Receivables from services (Ps)                  34.5              79.8
Accounts payables (Ps)                         163.4             311.4
Capex (Ps)                                      27.4             162.5
Capex (USD) (1)                                  9.2              73.5
Total Principal Debt (Ps)                    2,973.3           1,840.2
Total Principal Debt (USD) (1)                 795.0             831.9
Debt/EBITDA(annualized in USD)                 15.0x              4.7x

      (1) These items are included for comparative purposes only and have not been derived from CableVision's Financial Statements.

      (2) Includes one-time savings of approximately Ps. 17.9 MM registered during the third quarter which corresponds to the full period.

IMPACT OF MACROECONOMIC CHANGES ON CABLEVISION

      The repeal of the Convertibility Law and the devaluation of the peso against the US Dollar, together with the deepening recession and mounting unemployment, have severely impacted the cash flow of CableVision, both in real and US dollar terms. All of CableVision revenues are peso generated (including more than 20% of revenues that is collected in provincial bonds which sometimes suffer significant discounts when converted to Pesos), while a portion of its costs and more than 90% of its debt is denominated in US Dollars. In light of this, CableVision, like many other Argentine issuers, is not presently making interest or principal payments on its dollar-denominated debt:

      - On February 15, 2002, the Company reported that it had failed to reach an agreement to extend the maturity of its US$100,000,000 Floating Rate Notes due February 15, 2002.

      - On March 4, CableVision announced that it would not make a US$ 6.25 million interest payment due on its US $100,000,000 12.5% Notes due March 2, 2003. On August 27, CableVision announced that it would not make a US$ 6.25 million interest payment due on this note.

      - On April 26, CableVision announced that it would not make a US$ 17.2 million interest payment due on its US $250,000,000 13.75% Notes due April 30, 2007. On October 23, CableVision announced that it would not make a US$ 17.2 million interest payment due on this note.

      - On April 26, CableVision announced that it would not make a US$ 18.9 million interest payment due on its US$275,000,000 13.75% Notes due May 1, 2009. On October 23, CableVision announced that it would not make a US$ 18.9 million interest payment due on this note.

      As a consequence of this unprecedented economic crisis and the collapse of the banking system, CableVision's only source of cash is the cash flow from its operations, since it has no access to credit in the domestic or international markets.

NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002 VS. NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2001

      As previously indicated, the Argentine Government issued a decree which, among other things, provided for the restoration of inflation accounting and instructed the CNV to issue specific procedures to rule its application. Consequently, on July 25, 2002 the CNV issued Resolution N(degree)415 which establishes the application of inflation accounting procedures starting January 1, 2002, for any financial statements filed subsequent to the date of that resolution. As a result, amounts for the nine-month period ended September 30, 2001, presented herein for comparative purposes, have been restated in constant pesos at September 30, 2002, using the inflation rate measured by the wholesale internal price index which was 121.2% for the nine-month period ended September 30, 2002. The same has been done with 2002 figures, restating them to September 2002 using the wholesale inflation index.

      During the nine-month period ended September 30, 2002, CableVision had net revenues from services provided of Ps. 557.8 million, a decrease of 35.9% compared to Ps. 870.8 million registered in the nine-month period ended September 30, 2001. The decrease is attributable to (i) the decrease in the basic fee in real terms (which implies that revenues increased at a lower rate than the inflation rate did) as a consequence of the inflationary environment in Argentina, (ii) the lower number of subscribers in the nine-month period ended September 30, 2002 compared to the same period of 2001, and (iii) a decrease in advertising revenues during the nine-month period ended September 30, 2002. This decrease was partially offset by (i) lower taxes on revenues during the nine-month period ended September 30, 2002, which amounted to Ps. 2.5 million (0.4% of gross revenues) compared to Ps. 18.5 million registered during the same period of 2001 and (ii) higher revenues in real terms in FiberTel, CableVision's high speed internet access subsidiary, due to an increase in its subscriber base (which implies that revenues increased at a higher rate than the inflation rate did).

      By the end of the nine-month period ended September 30, 2002, in comparison with the same period of 2001, CableVision suffered a loss of approximately 205,000 basic subscribers or 14% of its subscriber base. The annualized churn rate increased from 29.4% in the nine-month period ended September 30, 2001 to 35.3% in the same period of 2002, as a consequence of the current economic environment and competition faced by the Company in certain regions of the country.

      Programming costs decreased by 28.7% to Ps. 179.3 million in the nine-month period ended September 30, 2002 from Ps. 251.6 million in the same period of 2001. This variation is mainly due to a decrease in programming costs in real terms. During the third quarter of 2002, CableVision registered one-time savings of approximately Ps. 17.9 million due to the effect of renegotiation in programming contracts. Such savings correspond to the whole nine-month period. Programming costs as a percentage of gross cable revenues were 35.1% and 29.8% in the nine-month period ended September 30, 2002 and the nine-month period ended September 30, 2001, respectively.

      CableVision's salaries, social security taxes and other payroll expenses decreased 41.6% to Ps. 81.7 million in the nine-month period ended September 30, 2002, from Ps. 140.0 in the same period of 2001 principally due to a decrease, in real terms, of salaries, and, to a lesser extent, a reduction in the number of employees during the last twelve months.

      Depreciation expense increased by 9.2% to Ps. 140.6 million in the nine-month period ended September 30, 2002 from Ps. 128.8 million in the same period of 2001. The increase is principally attributable to higher depreciation charges in the installation (churn) of subscribers, as a consequence of the higher number of disconnections during the period.

      Other costs decreased to Ps. 146.2 million in the nine-month period ended September 2002 from Ps. 187.8 million registered in the same period of 2001 principally due to (i) the decrease in real terms of the majority of the Company's other operating costs, and (ii) a significant reduction in marketing expenses. This decrease was partially offset by a higher bad debt charge of approximately 2.5% to Ps. 33.2 million, during the nine-month period ended September 30, 2002 from Ps. 32.4 million in the same period of 2001 as a consequence of slower payments in receivables from services and receivables from advertising.

      Financial interest expense (including the effect of exposure to inflation) increased from Ps. 200.9 million in the nine-month period ended September 30, 2001 to Ps. 1,448.5 million in the same period of 2002. This significant increase is due principally to (i) a loss of Ps. 1,236.6 million as a result of the exchange rate difference in the net dollar denominated debt and (ii) an increase of Ps. 139.1 million in accrued interests denominated in US dollars, which was partially offset by a net gain of Ps. 115.9 million as a consequence of the effect of inflation applied to the net monetary position.

      As a consequence of the factors described above, CableVision's EBITDA and net loss for the nine-month period ended September 30, 2002 were Ps. 150.7 million and Ps. 3.0 billion respectively, compared to Ps. 291.5 million and Ps.
163.1 million in the same period of 2001. In Dollar terms, EBITDA dropped by 69.9% from US$ 131.8 million in the nine-month period ended September 30, 2001 to USD 39.7 million in the same period of 2002.

                                      * * *

      CableVision is the largest cable company in Argentina, based on the number of subscribers served, which, as of September 30, 2002, was approximately 1.24 million. CableVision believes that it has the most technologically advanced distribution network in the country. Its network passes approximately 3.5 million homes, of which 85% are passed by cable plant with a bandwidth capacity of at least 450 Mhz, including approximately 50% that are passed by cable plant with a bandwidth capacity of 750 Mhz.

      CableVision's shareholders are VLG Argentina, Inc. with a 50% interest, and companies affiliated with Hicks, Muse, Tate and Furst, Incorporated with the remaining 50% ownership interest in CableVision, which jointly appoint the management and control the Company.

                                CABLEVISION S.A.
Consolidated statements of cash flows as of September 30, 2002 and 2001. (In million of argentine pesos)


                                                                                9M 2002      9M 2001
NET LOSS FOR THE PERIOD                                                        (2,986.4)      (163.1)
Adjustments to reconcile the net loss for the period to net
cash provided by operations:
Income (loss) on affiliates                                                       (17.9)         3.7
Depreciation of property, plant & equipment                                       140.6        128.8
Amortization of intangible assets                                                 118.5        121.8
Increase in allowances and reserves                                             1,469.6         17.0
Uncollectable accounts                                                             33.2         32.4
Minority interest in subsidiaries                                                  (2.4)        (0.9)
Exchange rate difference                                                        1,230.4          0.0
Gain on exposure to inflation                                                    (115.9)         0.0
Retired PP&E -net book value                                                        3.7          0.0

CHANGES IN ASSETS AND LIABILITIES:
  Receivables from services                                                       (25.8)       (29.6)
  Other receivables                                                                27.7        (58.3)
  Accounts payable                                                                (56.1)        58.7
  Payroll and social security taxes                                                (9.1)         3.6
  Taxes payable                                                                    (1.4)       (19.1)
  Other payables and reserves                                                      (8.9)        (3.6)
  Interest payable and other                                                      304.2         33.4
NET CASH PROVIDED BY OPERATIONS                                                   104.2        124.8

CASH USED FOR INVESTMENT ACTIVITIES
Acquisition of property, plant and equipment and materials                        (43.0)      (120.9)
Sale of property, plant and equipment                                               0.0          1.2
Related parties                                                                    (3.2)         0.0
NET CASH USED FOR INVESTMENT ACTIVITIES                                           (46.3)      (119.7)

CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES
Proceeds from loans and other debts                                               246.0      2,015.3
Payments of loans and other debts                                                (246.3)    (2,017.7)
Increase in loans to affiliates, net                                                0.0          2.5
NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES                               (0.3)         0.1

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                   57.6          5.2

Loss on exposure to inflation generated by funds                                  (28.8)         0.0

Cash and cash equivalents at beginning of period                                   26.9         43.1

CASH AND CASH EQUIVALENTS AT END OF PERIOD (1)                                     55.7         48.4


(1) Cash and cash equivalents plus investments rapidly converted into cash (investments with original maturity within less than three months).

                                CABLEVISION S.A.

Consolidated balance sheets as of September 30, 2002 and 2001.
(In million of argentine pesos)


                                                  9M 2002       9M 2001
CURRENT ASSETS
  Cash and banks                                      55.7         22.7
  Investments                                          0.0         25.7
  Receivables from services                           34.5         79.8
  Other receivables                                   25.0        124.2
TOTAL CURRENT ASSETS                                 115.2        252.4

NONCURRENT ASSETS
  Other receivables                                   38.8         72.6
  Property, plant and equipment                      641.1        771.5
  Intangible assets                                  750.9      2,373.4
  Other assets                                         1.5          3.2
TOTAL NONCURRENT ASSETS                            1,432.3      3,220.7
TOTAL ASSETS                                       1,547.5      3,473.0

CURRENT LIABILITIES
  Accounts payable                                   158.9        306.5
  Loans                                            2,966.6        403.8
  Accrued interest                                   346.0         73.1
  Payroll and social security taxes                    8.3         20.3
  Taxes payable                                       10.3         27.4
  Other payables                                       6.5         18.6
  Reserves                                            15.9         17.2
TOTAL CURRENT LIABILITIES                          3,512.4        866.7

NONCURRENT LIABILITIES
  Accounts payable                                     4.6          4.9
  Loans                                                6.7      1,436.4
  Taxes payable                                        5.8          7.3
  Other payables                                      21.8         40.9
  Reserves                                            25.9         68.3
TOTAL NONCURRENT LIABILITIES                          64.8      1,557.8
TOTAL LIABILITIES                                  3,577.2      2,424.5

MINORITY INTEREST IN SUBSIDIARIES                      1.3          1.0

SHAREHOLDERS' EQUITY                              (2,031.1)     1,047.5

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         1,547.5      3,473.0

                                CABLEVISION S.A.

Consolidated Statements of income for the nine-month period ended
September 30, 2002 and 2001.
(In million of argentine pesos)


                                                       9M 2002          9M 2001
Net revenues from sales and services                      557.8          870.8
Cost of services provided                                (405.3)        (510.1)

GROSS INCOME                                              152.6          360.8

Selling expense                                           (92.8)        (146.3)
Administrative expense                                    (49.9)         (81.3)
Income (loss) on affiliates                                17.9           (3.7)
Amortization of goodwill                                 (112.7)        (114.2)

OPERATING (LOSS) INCOME                                   (84.9)          15.3

Financial interest expense                               (325.0)        (111.6)
Other interest expense, exchange rate difference
and gain on exposure to inflation                      (1,123.5)         (89.3)
Intangible assets allowance                            (1,455.0)           0.0
Other income (expense)                                     (0.2)          22.0
Minority interest in subsidiaries                           2.4            0.9

LOSS BEFORE INCOME TAX                                 (2,986.3)        (162.7)

Income tax                                                 (0.2)          (0.4)

NET LOSS FOR THE PERIOD                                (2,986.4)        (163.1)


EBITDA

Net revenues from sales and services                      557.8          870.8
Programming costs                                        (179.3)        (251.6)
Salaries and costs related to personnel                   (81.7)        (140.0)
Other operating costs                                    (146.2)        (187.8)
EBITDA                                                    150.7          291.5

EBITDA / Net revenues from sales and services              27.0%          33.5%

SELECTED OPERATING DATA:

Capital expenditures                                       27.4          162.5
Homes passed (in thousands)                               3,517          3,523
Basic subscribers served (in thousands)                   1,237          1,442
Cable modem subscribers                                  52,900         41,400

                                                                   ENCLOSURE # 7


[CABLEVISION LOGO]

CONSOLIDATED FINANCIAL STATEMENTS AS OF
SEPTEMBER 30, 2002 AND 2001 AND
FOR THE NINE-MONTH PERIODS THEN ENDED

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
ON UNAUDITED INTERIM FINANCIAL STATEMENTS

To the Board of Directors of
CABLEVISION SOCIEDAD ANONIMA:

      1. We have reviewed the accompanying consolidated balance sheet of CABLEVISION SOCIEDAD ANONIMA (hereinafter "the Company") and its subsidiaries (Argentine Corporations) as of September 30, 2002 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the nine-month period then ended, all expressed in Argentine pesos (Note 3.II.). These financial statements are the responsibility of the Company's Management.

      2. The consolidated financial statements of CABLEVISION SOCIEDAD ANONIMA as of September 30, 2001, presented for comparative purposes, were reviewed by Pistrelli, Diaz y Asociados Sociedad Civil, in its capacity as member firm of Andersen. Such review concluded with a report of independent public accountants on unaudited interim financial statements including no observations, dated November 9, 2001.

      3. We conducted our review in accordance with generally accepted auditing standards in Argentina. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

      4. As described in Note 1 to the accompanying consolidated financial statements, during this year, a deep change has been implemented in Argentina's economic model as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government, which are detailed in the above mentioned note, are (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) the default on foreign public debt payments; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction on transfers abroad on account of financial loans and dividend distributions without prior authorization from the Central Bank and (e) the increase in domestic prices. The future development of the economic crisis may require further measures from the Argentine Federal Government.

      5. Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements mentioned in paragraph 1. for them to be in conformity with generally accepted accounting principles applicable to consolidated financial statements in Argentina ("Argentine GAAP") and the relevant regulations of the Business Associations Law and the National Securities Commission ("CNV"). This statement should be read taking into account the uncertainties described in paragraph 6. below, the resolution of which cannot be determined as of the date of this report.

      6. As explained in Note 1 to the accompanying consolidated financial statements, as of the date of this report we are not able to predict the future effects that continuation of the economic crisis may have on the Company's operations. Moreover, as disclosed in such note, due to the losses incurred in the period January through September 2002, Company's shareholders' equity as of September 30, 2002 is negative and amounts to AR$2,031,069,689. Therefore, there are uncertainties about Company's ability to continue as a going concern and its ability to solve the events of default incurred on certain financial obligations and settle its liabilities in the normal course of business. The abovementioned consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of these uncertainties.

      7. Accounting practices of the Company used in preparing the accompanying consolidated financial statements conform with Argentine GAAP, but do not conform with generally accepted accounting principles in the United States of America ("US GAAP"). See Note 13.

Buenos Aires, Argentina                    PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
    November 8, 2002                          C.P.C.E.C.F. Vol. 1 - Fol. 8


                                                    EDUARDO C. CODURI
                                                         Partner
                                               Certified Public Accountant
                                                 Buenos Aires University
                                           C.P.C.E.C.F. - Vol. 163 - Fol. 202

                          CABLEVISION SOCIEDAD ANONIMA

                                AND SUBSIDIARIES

                       Cuba 2370, Buenos Aires - Argentina

        FISCAL YEARS NO. 23 AND 22 BEGINNING ON JANUARY 1, 2002 AND 2001

                        CONSOLIDATED FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

Main business of the Company: Cable television - Community antenna.

Date of registration with the Public Registry of Commerce:

-     Of the statute of incorporation: August 29, 1979.

-     Of the last amendment to the bylaws: May 11, 2001.

Registration number with the Inspeccion General de Justicia (the governmental regulatory agency of corporations): 67,673.

Termination of the statute of incorporation: August 29, 2078.


                                  CAPITAL STOCK

                           (Stated in Argentine pesos)

                                                                                               SUBSCRIBED, PAID-IN
                                                                                              ISSUED AND REGISTERED
Common and nominative shares, face value 1, entitled to one vote per share (Note 6)                188,132,670
                                                                                                   ===========


                                                               MARCELO E. BOMBAU
                                                                    Director

                          CABLEVISION SOCIEDAD ANONIMA

                                AND SUBSIDIARIES

          CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001

                    (Stated in Argentine pesos - Note 3.II.)

                                                                                     2002                2001
                                                                                --------------      --------------
CURRENT ASSETS

  Cash and banks                                                                    55,701,143          22,711,484
  Short-term investments                                                                    --          25,655,718
  Receivables from services (Note 4.a)                                              34,500,510          79,806,263
  Other receivables (Note 4.b)                                                      24,969,400         124,194,551
                                                                                --------------      --------------
     TOTAL CURRENT ASSETS                                                          115,171,053         252,368,016
                                                                                --------------      --------------
NONCURRENT ASSETS

  Other receivables (Note 4.b)                                                      38,750,997          72,562,974
  Property, plant and equipment (Note 4.c)                                         641,118,908         771,452,103
  Intangible assets (Note 4.d)                                                     750,871,715       2,373,428,093
  Other assets                                                                       1,548,423           3,207,449
                                                                                --------------      --------------
     TOTAL NONCURRENT ASSETS                                                     1,432,290,043       3,220,650,619
                                                                                --------------      --------------
     TOTAL ASSETS                                                                1,547,461,096       3,473,018,635
                                                                                ==============      ==============

CURRENT LIABILITIES

  Accounts payable (Note 4.e)                                                      158,859,246         306,480,064
  Loans (Note 4.f)                                                               2,966,604,895         403,780,567
  Accrued interest (Note 4.g)                                                      346,012,161          73,061,005
  Payroll and social security taxes                                                  8,299,574          20,311,312
  Taxes payable                                                                     10,278,906          27,379,867
  Other payables (Note 4.h)                                                          6,505,648          18,552,763
  Reserves (Note 4.i)                                                               15,861,289          17,183,351
                                                                                --------------      --------------
     TOTAL CURRENT LIABILITIES                                                   3,512,421,719         866,748,929
                                                                                --------------      --------------
NONCURRENT LIABILITIES

  Accounts payable (Note 4.e)                                                        4,579,481           4,944,966
  Loans (Note 4.f)                                                                   6,729,331       1,436,392,029
  Taxes payable                                                                      5,810,000           7,268,638
  Other payables (Note 4.h)                                                         21,766,826          40,892,565
  Reserves (Note 4.i)                                                               25,878,143          68,280,155
                                                                                --------------      --------------
     TOTAL NONCURRENT LIABILITIES                                                   64,763,781       1,557,778,353
                                                                                --------------      --------------
     TOTAL LIABILITIES                                                           3,577,185,500       2,424,527,282

MINORITY INTEREST IN SUBSIDIARIES                                                    1,345,285           1,038,565

SHAREHOLDERS' EQUITY (Per respective statements)                                (2,031,069,689)      1,047,452,788
                                                                                --------------      --------------
     TOTAL LIABILITIES, MINORITY INTEREST IN SUBSIDIARIES AND SHAREHOLDERS'
     EQUITY                                                                      1,547,461,096       3,473,018,635
                                                                                ==============      ==============

          The accompanying notes 1 to 14 are an integral part of these consolidated financial statements.

                                                               MARCELO E. BOMBAU
                                                                    Director

                          CABLEVISION SOCIEDAD ANONIMA

                                AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

          FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

                    (Stated in Argentine pesos - Note 3.II.)

                                                                             2002                  2001
                                                                        --------------        ------------
NET REVENUES FROM SERVICES (Note 4.k)                                      557,822,145         870,845,235

COSTS OF SERVICES PROVIDED (Note 14.4)                                    (405,259,103)       (510,050,739)
                                                                        --------------        ------------
      GROSS INCOME                                                         152,563,042         360,794,496

SELLING EXPENSES (Note 14.4)                                               (92,772,182)       (146,294,397)

ADMINISTRATIVE EXPENSES (Note 14.4)                                        (49,910,309)        (81,297,791)

INCOME (LOSS) ON AFFILIATES                                                 17,881,406          (3,711,458)

AMORTIZATION OF GOODWILL (Note 14.2)                                      (112,681,310)       (114,197,328)
                                                                        --------------        ------------
      OPERATING (EXPENSE) INCOME                                           (84,919,353)         15,293,522

FINANCIAL EXPENSE - NET (Note 4.l)                                      (1,448,512,082)       (200,862,786)

INTANGIBLE ASSETS ALLOWANCE (Note 4.j)                                  (1,455,000,000)                 --

OTHER (EXPENSE) INCOME - NET                                                  (248,944)         21,977,137

MINORITY INTEREST IN SUBSIDIARIES                                            2,409,052             923,626
                                                                        --------------        ------------
      NET LOSS BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME     (2,986,271,327)       (162,668,501)

INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME                                 (165,774)           (441,124)
                                                                        --------------        ------------
      NET LOSS FOR THE PERIOD                                           (2,986,437,101)       (163,109,625)
                                                                        ==============        ============

          The accompanying notes 1 to 14 are an integral part of these consolidated financial statements.

                                                               MARCELO E. BOMBAU
                                                                    Director

                          CABLEVISION SOCIEDAD ANONIMA

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

                    (Stated in Argentine pesos - Note 3.II.)

                                                                                   2002
                                       ----------------------------------------------------------------------------------------
                                                           SHAREHOLDERS' CONTRIBUTIONS
                                       --------------------------------------------------------------------
                                               CAPITAL STOCK
                                       ------------------------------
                                                                                CAPITAL
                                                                             CONTRIBUTIONS
                                                                              FOR FUTURE
                                          FACE            ADJUSTMENT              SHARE         ISSUANCE
                                          VALUE           TO CAPITAL          SUBSCRIPTIONS      PREMIUM            SUBTOTAL
                                       -----------        -----------        --------------    ------------       -------------
Balances at beginning of year          188,132,670        230,690,223             20,574        791,718,947       1,210,562,414
Appropriation of accumulated
losses as of December 31, 2001
approved by the Regular General
Shareholders' Meeting held on
April 30, 2002, with issuance
premium (Note 6)                                --                 --                 --       (255,195,002)       (255,195,002)
                                       -----------        -----------        --------------    ------------       -------------
Balances at end of period              188,132,670        230,690,223             20,574        536,523,945         955,367,412
                                       ===========        ===========        ==============    ============       =============



                                         2002                          TOTAL
                                    --------------      ----------------------------------
                                     ACCUMULATED
                                        LOSSES               2002                 2001
                                    --------------      --------------       -------------
Balances at beginning of year         (255,195,002)        955,367,412         871,643,056

Appropriation of accumulated
losses as of December 31, 2001
approved by the Regular General
Shareholders' Meeting held on
April 30, 2002, with issuance
premium (Note 6)                       255,195,002                  --                  --

Increase of capital stock with
an issuance premium approved by
the Regular and Special
Shareholders' Meeting held on
February 6, 2001 (Note 6)                       --                  --         221,203,353

Appropriation of accumulated
losses as of December 31, 2000
approved by the Regular General
Shareholders' Meeting held on
May 28, 2001, with the
contribution of the remitted
debt by Shareholders on
February 6, 2001 and issuance
premium (Note 6)                                --                  --         117,716,004

Net loss for the period             (2,986,437,101)     (2,986,437,101)       (163,109,625)
                                    --------------      --------------       -------------
Balances at end of period           (2,986,437,101)     (2,031,069,689)      1,047,452,788
                                    ==============      ==============       =============

          The accompanying notes 1 to 14 are an integral part of these consolidated financial statements.

                                                               MARCELO E. BOMBAU
                                                                    Director

                          CABLEVISION SOCIEDAD ANONIMA

                                AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOWS (1)
          FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

                    (Stated in Argentine pesos - Note 3.II.)

                                                                                        2002                2001
                                                                                   --------------      --------------
CASH PROVIDED BY OPERATIONS

        Net loss for the period                                                    (2,986,437,101)       (163,109,625)

     ADJUSTMENTS TO RECONCILE THE NET LOSS FOR THE PERIOD TO NET CASH PROVIDED
     BY OPERATIONS:

        (Income) loss on affiliates                                                   (17,881,406)          3,711,458
        Depreciation of property, plant and equipment                                 140,594,761         128,816,255
        Amortization of intangible assets                                             118,513,690         121,768,588
        Increase in allowances and reserves                                         1,469,553,135          16,956,867
        Uncollectable accounts                                                         33,238,558          32,385,244
        Minority interest in subsidiaries                                              (2,409,052)           (923,626)
        Exchange rate difference                                                    1,230,418,871                  --
        Gain on exposure to inflation                                                (115,865,461)                 --
        Retired property, plant and equipment - Net book value                          3,668,873                  --

     CHANGES IN ASSETS AND LIABILITIES

        Receivables from services                                                     (25,762,851)        (29,630,985)
        Other receivables                                                              27,739,886         (58,257,801)
        Accounts payable                                                              (56,063,476)         58,739,798
        Payroll and social security taxes                                              (9,060,066)          3,606,612
        Taxes payable                                                                  (1,374,436)        (19,063,265)
        Other payables and reserves                                                    (8,889,013)         (3,632,391)
        Accrued interest and other                                                    304,180,266          33,421,152
                                                                                   --------------      --------------
        NET CASH PROVIDED BY OPERATIONS                                               104,165,178         124,788,281
                                                                                   --------------      --------------
CASH USED FOR INVESTING ACTIVITIES

     Acquisition of property, plant and equipment and materials                       (43,039,680)       (120,862,849)
     Sale of property, plant and equipment                                                     --           1,161,871
     Other receivables with affiliate                                                  (3,236,554)                 --
                                                                                   --------------      --------------
        NET CASH USED FOR INVESTING ACTIVITIES                                        (46,276,234)       (119,700,978)
                                                                                   --------------      --------------
CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES

     Proceeds from loans and other financial debts                                    246,042,082       2,015,349,163
     Payments of loans and other financial debts                                     (246,333,627)     (2,017,696,573)
     Increase in loans from affiliates, net                                                    --           2,480,320
                                                                                   --------------      --------------
        NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES                             (291,545)            132,910
                                                                                   --------------      --------------
        INCREASE IN CASH AND CASH EQUIVALENTS                                          57,597,399           5,220,213

        LOSS FROM EXPOSURE TO INFLATION GENERATED ON CASH AND CASH
        EQUIVALENTS                                                                   (28,837,121)                 --

        CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                 26,940,865          43,146,989
                                                                                   --------------      --------------
        CASH AND CASH EQUIVALENTS AT END OF PERIOD                                     55,701,143          48,367,202
                                                                                   ==============      ==============

(1) Cash and cash equivalents plus investments rapidly converted into cash (investments with original maturity within less than three months).

          The accompanying notes 1 to 14 are an integral part of these consolidated financial statements.

                                                               MARCELO E. BOMBAU
                                                                    Director

                          CABLEVISION SOCIEDAD ANONIMA

                                AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Stated in Argentine pesos - Note 3.II.)

1. EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OTHER CHANGES IN ECONOMIC LEGISLATION AND REGULATIONS


      Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the impossibility of making transfers abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) that had been enacted in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

      In this respect, several regulations were issued, including Federal Executive Decree No. 214/2002, Decree No. 260/2002, Decree No. 320/2002, Decree No. 883/2002, Decree No. 1316/2002 and Laws No. 25,587 and 25,589.
      The main aspects as of the date of approval of these consolidated financial statements were:

      a) implementation of a freely floating exchange market that channels all foreign trade transactions and, subject to BCRA (the Central Bank of Argentina) prior approval, financial transactions with foreign parties;

      b) de-dollarization of all private agreements entered as of January 6, 2002, at a AR$1 = US$1 rate - with certain exceptions -, of deposits in US dollars with Argentine banks at the AR$1.40 = US$1 rate and of all dollar-denominated obligations outstanding as of January 6, 2002, in Argentina at a AR$1 = US$1 rate. The agreements, deposits and debts converted into pesos could be subsequently adjusted applying the CER (benchmark stabilization coefficient) to be published by the BCRA and which will be applied as from the date of publication of Decree No. 214/2002 (February 3, 2002) plus minimum and maximum interest rates for deposits and obligations with the banking system, respectively, fixed by the BCRA;

      c) de-dollarization of public service rates which were originally agreed upon in US dollars;

      d)    restrictions on the free disposition of funds deposited with banks;

      e) suspension of dismissals without a just cause for a 180-day period as from January 6, 2002, extended for 180 additional days counted as from the original expiry, in accordance with Decree No. 883/2002 dated May 29, 2002; in the event of employees being dismissed during such term, the penalty provided is to double the amount of the termination pay provided for in current labor regulations;

      f) for a 120-day term as from July 24, 2002, suspension of performance and execution of all precautionary measures and definitive judgments stemming from judicial actions brought against the Government in relation to loans, debts, deposits, and financial reprogramming affected by the new economic regulations; and

      g) declaration of a state of emergency to last until December 10, 2003, covering production and credit aspects, which implies the suspension, for a 180-day term as from February 14, 2002, of execution of all precautionary measures that involve the seizure or dispossession of assets in habitual use in the activities of commercial and industrial establishments, or others similar, and necessary to their operations. This 180-day period was extended for 90 additional days, in accordance with Law No. 25,640.

      As of the date of approval of these consolidated financial statements, the Federal Government is still analyzing supplementary policies that will define, among other things, the way in which secured loans in US dollars related to the local debt swap will be switched into pesos and the way in which external private debt payments will be made.

      As provided in such Emergency Law, the loss resulting from the application of the new exchange rate on the net position of assets and liabilities in foreign currency as of January 6, 2002, will be deductible from income tax at an annual 20% rate over the five fiscal years ended after the Law's effective date.

      On the other hand, and as a consequence of the changes implemented, during the period ended September 30, 2002 there was an accumulated increase in the Argentine consumer price index of 40% and in the Argentine wholesale price index of 121% compared to December 2001, according to the information provided by the INDEC (Argentine Institute of Statistics and Census).

      As shown in the consolidated statement of income, in the nine-month period ended September 30, 2002, Cablevision S.A. (hereinafter "the Company") carried losses in 2,986,437,101. Consequently, the Company carries negative shareholders' equity in the amount of 2,031,069,689. Should such situation continue, the Company would fall under the conditions for dissolution and mandatory capital stock reduction, as provided in Sections 94, Subsection 5 and Section 206 of the Argentine Business Associations Law. The Decree No. 1269/2002 dated July 16, 2002, suspended the effectiveness of the Sections mentioned above until December 10, 2003.

      As of September 30, 2002, the Company's consolidated noncurrent assets amount to 1,432,290,043. The Company has maintained the book value of such assets in accordance with its plans and the economic and cash-flow projections prepared by its Management at the beginning of the current fiscal year, on the basis of information available within the conditions of uncertainty resulting from the changes in Argentina's economic framework, explained in prior paragraphs. The Company's plans assume a positive resolution on the renegotiation of the main Company's operating costs and foresee a recovery of the Argentine market over the term of the projections. The recoverability of such book value depends on the actual execution of such plans and projections and, hence, on the success of future operations.

      In addition, the Company's outstanding corporate bonds amounting to US$725,000,000, described in Note 8 to these consolidated financial statements, include covenants that entitle creditors to declare their respective receivables immediately due and payable in the event of default on obligations undertaken in the related contracts or restrictions that could limit the Company's capacity to settle its debts. As a consequence of the economic situation described above, the Company did not pay upon maturity the principal of Series 11 Notes for an amount of US$100,000,000 nor interest related to Series 5, 9 and 10 Notes for a total amount of approximately US$84,700,000; which were due between February and November, 2002, nor other bank payables or loans for the purchase of equipment, amounting to about US$38,900,000 and 37,000,000. Such circumstances constitute events of default from obligations assumed in various debt-securities issuance agreements. Although as of the date of issuance of these consolidated financial statements the Company is analyzing alternative available courses of action to resolve such situations, as described in Note 8, and has not received any notification from its creditors declaring the acceleration of their rights, no assurance can be given that such creditors will not exercise in the future the actions provided in the agreements to declare their respective receivables immediately due and payable. Any such action would trigger cross-default provisions and accelerate the repayment of basically all the Company's financial loans and a portion of the loans it was granted to the Company for the purchase of equipment. In view of such circumstances, the Company, in compliance with Argentine professional accounting standards, includes in current loans as of September 30, 2002, an amount of 1,995,658,092 originally agreed-upon as long-term loans.

      As of September 30, 2002, the consolidated current assets are lower than consolidated current liabilities by about 3,400,000,000. Furthermore, as of the date of issuance of these consolidated financial statements, due to the country's economic situation, available third-party financing are insufficient to cover, plus funds generated internally, the Company's current-debt service and this situation is not expected to develop favorably in the short term. Although the Company will make its best efforts to obtain such financing, as of the date of issuance of these consolidated financial statements no assurance can be given as to the outcome of such efforts or whether restrictions imposed on hard-currency remittances abroad will allow the Company to settle its liabilities in the normal course of business while continuing to operate normally.

      Taking into account the abovementioned situations, the uncertainty on Argentina's economic path and that certain matters will require new measures and further regulation by the Government, as of the date of approval of these consolidated financial statements it is not possible to determine the future effects that the continuation of the economic crisis may have on the Company's financial position and results of operations. The consolidated financial statements do not include any adjustment that may result from such uncertainties. The Company's Management is continuously evaluating the magnitude of the impacts that the abovementioned matters may have on the Company's financial position and results of operations. The associated effects will be reported in the financial statements once they become known and quantifiable.

2. COMPANY'S BUSINESS, ACQUISITION OF COMPANIES AND COMPANY REORGANIZATION PROCESSES

I.       COMPANY'S BUSINESS

         The Company was organized on April 5, 1979, to engage in installing, operating and exploiting supplementary radiobroadcasting services.

         The main business of Cablevision S.A. and part of its subsidiaries consists in operating the cable television network in Buenos Aires City, cities in Greater Buenos Aires, La Plata, localities in the Province of Buenos Aires, Santa Fe, Entre Rios, Cordoba and in certain regions in northern Argentina (mainly in Misiones, Chaco and Salta).

         As of the date of issuance of these consolidated financial statements and after the changes mentioned in Note 11, the Company shareholders' equity interests and voting rights are as follows: Southtel Holdings S.A. 35.865%, AMI CV Holdings Ltd. 14.135%, companies related to Hicks, Muse, Tate & Furst, Incorporated (HMT&F) and VLG Argentina, Inc. (formerly denominated Liberty Argentina, Inc.) 50%.


II.      ACQUISITION OF COMPANIES AND COMPANY REORGANIZATION PROCESSES

         From August 1997 through July 1998, the Company carried out an extensive process to acquire companies engaged in the operation of cable television networks in Argentina, as Televisora La Plata S.A., Fintelco S.A., UIH Group and Mandeville Argentina S.A.

         On April 1, July 1 and July 3, 1998, three corporate reorganization processes were effected whereby the Company absorbed most of the interests acquired.

         As of the date of issuance of these consolidated financial statements, such reorganization processes had been approved by C.N.V. (Argentine Securities Commission). On May 14 and May 30, 2001, two of these reorganizations were registered with the Argentine Public Registry of Commerce, but the spin-off-merger effected on July 1, 1998, had not been registered yet. Company's Management has not become aware of any events or circumstances giving any indication that the pending registration will not be complied with.

3.    SIGNIFICANT ACCOUNTING POLICIES

I. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES APPLIED AND COMPANIES SUBJECT TO CONSOLIDATION


         These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to consolidated financial statements in Argentina ("Argentine GAAP") and considering the requirements of C.N.V.

         In accordance with Argentine GAAP, the presentation of the parent company's individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these consolidated financial statements, individual financial statements have been omitted since they are not required by the Securities and Exchange Commission ("SEC").

         The preparation of consolidated financial statements calls for the consideration by the Company's Management of estimates and assumptions that impact on the reported balances of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of such consolidated financial statements, as well as the amounts of income and expense for each period. Final results may differ from those previously estimated.

         The Company has consolidated its balance sheets as of September 30, 2002 and 2001 and the statements of income and cash flows for the nine-month periods then ended, with the respective financial statements with independent public accountants' report of:

         i) for 2002: a) Televisora La Plata S.A., Fibertel S.A., Cablepost S.A. and Construred S.A. as of September 30, 2002, and b) Cablevision Federal S.A. as of June 30, 2002;

         ii) for 2001: a) Televisora La Plata S.A., Fibertel S.A., Cablepost S.A. and Construred S.A. as of September 30, 2001, and b) Cablevision Federal S.A. as of June 30, 2001.

         In the case of this company for which financial statements dated prior to September 30, 2002 and 2001 were used, the Company has computed the significant equity changes and their effect on the results for the period between the closing date of the last available financial statements of the issuing company and the issuance date of the Company's consolidated financial statements, obtained from management information of such company.

         Company's Management has not become aware of any other events causing changes in shareholders' equity, cash flows, or income (loss) of this company, for the periods ended September 30, 2002 and 2001, that have a significant impact on the Company's consolidated financial statements.

         The financial statements used for consolidation purposes have been prepared under accounting methods consistent with those applied to Cablevision's financial statements. The auditors of the companies subject to consolidation are those who reviewed the Company's consolidated financial statements.

         As from the effective date of Law No. 25,063, any dividends in cash or in any kind received by the Company on its investments in other companies, in excess of accumulated taxable income (determined as required by this law), will be subject, upon distribution, to a 35% income tax withholding as a single and final payment. The Company has not accrued any income tax charge on such dividends since, according to its estimates, dividends from income recorded under the equity method will not be subject to this tax.

         The respective direct and indirect interests in the companies subject to consolidation as of September 30, 2002 and 2001, are as follows:

                                                     INTEREST % (DIRECT AND
                                                         INDIRECT) (1)
                                                     ----------------------
                                 COMPANY              2002            2001
                                 -------             ------           -----
          Cablevision Federal S.A.                   99.99            99.99
          Televisora La Plata S.A.                   70.00            70.00
          Fibertel S.A.                              99.99            99.99
          Construred S.A.                            92.80            92.80
          Cablepost S.A.                             99.99            99.99

         (1) Participation in capital stock and voting rights.


II.      RESTATEMENT IN CONSTANT PESOS

         The Company presents its consolidated financial statements in constant pesos following the restatement method provided by Technical Resolution No. 6 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), using adjustment coefficients derived from the domestic wholesale price index (domestic WPI) of the INDEC and in accordance with the provisions of Resolution No. 415 of the C.N.V.

         Under the restatement in constant pesos method mentioned above, accounting measurements were restated based on the change in the purchasing power of the Argentine peso until August 31, 1995. As from such date, considering the then prevailing economic stability conditions, as required by the C.N.V. and as accepted by professional accounting standards, accounting measurements were no longer restated under such method until December 31, 2001. Pursuant to C.N.V. General Resolution No. 415, the restatement in constant pesos method has been reinstated as from January 1, 2002, and accounting measurements prior to such date are considered as stated in the currency of December 31, 2001. The balances as of September 30, 2001, presented comparatively, were restated in the currency of September 30, 2002, as provided by the C.N.V.

         The restatement in constant pesos method has been applied to the cost values booked immediately before the capitalization of the foreign exchange losses mentioned in note 3.III.j). At period-end, the amounts of intangible assets include accumulated foreign exchange losses that exceed the inflation-adjusted values of such assets by about 157,000,000. Such foreign exchange losses represent an advanced recognition of the effects of changes in the purchasing power of the Argentine peso. (See note 3.III.f).

III.     VALUATION METHODS

         The main valuation methods used to prepare these consolidated financial statements were as follows:

         a)       Cash and banks, receivables and payables (except reserves):

                  - In local currency: at nominal value adjusted, if applicable, on the basis of the CER published by the BCRA.

                  - In foreign currency: at the exchange rate effective as of each period-end for the settlement of these transactions. Exchange differences have been credited/charged to income/expense of each period (see paragraph j) below and Note 14.3).

                  Receivables and payables include the portion of respective financial income (expense) accrued through each period-end, if applicable.

         b) Short-term investments: at nominal value plus interest accrued as of September 30, 2001, and translated at the exchange rate effective as of that date for settling these transactions.

         c)       Noncurrent investments - Affiliates:

                  These investments have been valued by the equity method following the procedure established by Technical Resolution No. 5 of the FACPCE. To determine the equity value of the Company's interest in Fintelco S.A., its consolidated financial statements as of September 30, 2002 and 2001 have been used. This investment has been disclosed as "Noncurrent - Other payables" as of September 30, 2002 and 2001.

                  The accounting methods applied to the financial statements of affiliates to obtain the valuation by the equity method are, if applicable, similar to those described in the present note.

         d)       Other assets:

                  This is related to the value of the building for sale of Proainvest S.A. (Cablevision Federal S.A.'s subsidiary). Such building has been valued at cost restated as indicated in Note 3.II, net of the estimated impairment in value, which does not exceed its estimated recoverable value at the end of each period.

         e)       Property, plant and equipment:

                  Valued at acquisition cost restated as indicated in Note 3.II., net of the respective accumulated depreciation, calculated from the addition or operation of each asset.

                  Depreciation is calculated following the straight-line method, by applying estimated depreciation rates that the Company's Management considers are sufficient to use up the asset value at the end of the respective estimated useful life.

                  The network materials have been valued at acquisition cost restated as indicated in Note 3.II, net of the allowance for obsolescence.

                  As described in Note 1, although the book value of such assets carried by the Company is based on its plans and the economic and cash-flow projections, the recoverability of such book value depends on the actual execution of such Management's plans and projections and, hence, on the success of future operations.

         f)       Intangible assets:

                  - Goodwill: this is related to the excess of the acquisition cost of investments in subsidiaries and affiliates over the equity book value of these companies as of the acquisition date, restated as indicated in Note 3.II, net of the respective accumulated amortization. Additionally, as mentioned in Note 3.III.j), the Company has capitalized exchange differences arisen over the period ended September 30, 2002.

                           Amortization is carried out by the straight-line method over 240 months as from the acquisition dates.

                  - Deferred costs: this account includes commissions and expenses related to the corporate bonds issuance program, valued at nominal value restated as indicated in Note 3.II, net of the respective accumulated amortization calculated as from the date of issuance of the abovementioned corporate bonds and over their maturity term.

                  - Advance for trademark: at nominal value restated as indicated in Note 3.II.

                  As of September 30, 2002, the Company has recorded an allowance for valuation of intangible assets in the amount of 1,612,000,000, since there is no reasonable assurance that projected results of operations will be able to absorb future amortizations. The Company will evaluate such allowance from time to time and, if prevailing conditions allow recovery of the amortizations, it will reverse the allowance.

                  As described in Note 1, the recoverability of such book value depends on the actual execution of Management's plans and projections and, hence, on the success of future operations.

         g)       Allowances and reserves:

                  Deducted from assets:

                  - For doubtful accounts and obsolescence: they have been set to reduce the valuation of receivables from services, other receivables and materials at their probable recoverable value on the basis of an analysis of doubtful accounts and of their future expected use, respectively.

                  - For not returned equipment: has been recorded to reduce the valuation of equipment recorded in the account "Property, plant and equipment" on the basis of the equipment provided under loan-for-use and not returned by customers who have ceased to subscribe to the service.

                  -        For intangible assets: see Note 3.III.f).

                  Included in liabilities:

                  They have been set up for contingent situations that could result in obligations for the Company. To estimate such amount, their possibility of such occurrences has been considered taking into account the expectations of the Company's Management and the opinion of its legal counsel.

         h)       Income tax and tax on minimum presumed income:

                  The Company determines the income tax applying the current tax rate of 35% on the year's taxable income without considering the effect of temporary differences between book and taxable income. In the case of interim periods, the tax charge is determined by applying the effective rate estimated for the year to the income (loss) for the period. Additionally, the Company determines the tax on minimum presumed income by applying the effective tax rate of 1% on certain income-generating assets as of the end of each year in proportion to the period elapsed. This tax is supplementary to income tax. The Company's tax liabilities in each fiscal year shall be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

                  The Company is exempt from the tax on minimum presumed income for a certain period of time (see Note 12).

                  As of September 30, 2002, the Company has estimated taxable losses and has maintained the allowance for the accumulated receivable resulting from payments of the tax on minimum presumed income by the Company and one subsidiary, which amounts to 7,822,722 (Note 4.b).

                  In each year in which the net tax loss carryforward is set off against income tax, the tax benefit (the effect of the current tax rate on the tax loss carryforward used) will be recovered if income tax (net of the setoff) is equal to or higher than minimum presumed income, but will be reduced by any excess of the latter over income tax and when tax on minimum presumed income is not recoverable and is charged to income of the year.

         i)       Shareholders' equity accounts:

                  They have been restated as indicated in Note 3.II., except for the "Capital stock - Face value" account, which has been left at original value. The adjustment derived from restatement is disclosed in the account "Capital stock - Adjustment to capital".

         j)       Statement of income accounts:

                  All accounts were restated in the currency effective as of the period-end by applying the following criteria:

                  - Accounts accumulating monetary transactions booked through each period were restated by applying the original amounts from the coefficients related to the month in which they were accrued.

                  - Charges for consumption of nonmonetary assets, valued at cost, were restated based on the adjusted amounts of such assets.

                  - Income (loss) on affiliates was computed on the basis of such company's income (loss) adjusted for inflation as of the period-end.

                  - Under financial expense-net the following items are disclosed collectively: (a) exchange difference derived from foreign currency assets and liabilities, net of the effect of inflation on such items, (b) financial expense and income, (c) amortization of deferred costs and (d) the effect of general inflation on assets and liabilities in Argentine pesos.

                           C.N.V. General Resolution No. 398 provides for the exceptional treatment contained in the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") Resolution MD No. 3/2002, which sets forth that the exchange differences net of the effect of inflation arisen as from January 6, 2002, related to liabilities in foreign currency existing as of such date, must be allocated to the cost value of the assets acquired or constructed with such financing. The abovementioned shall apply provided a series of conditions and requirements established in such professional rule are complied with and provided there shall be a direct relation between financing and acquisition, construction or production of the assets qualifying for the allocation of such exchange rate differences (property, plant and equipment, intangible assets and interests in other companies organized in Argentina and existing as of January 6, 2002). Such financing, total or partial, is deemed to refer to the financing granted by the supplier of goods, invoiced in foreign currency or the financing obtained from financial institutions for the same purposes. In the cases in which the relation between financing and acquisition, production or construction of qualifying assets is not direct, such exchange rate differences may also be allocated, under certain conditions, to the cost values of such assets.

                           As of September 30, 2002, the Company has capitalized as intangible assets certain exchange losses which exceed the values adjusted for inflation for approximately 157,000,000 (Note 4.d)), which were fully accrued (Note 3.III.f). Note 14.3 discloses all foreign currency liabilities existing as of January 6, 2002, which financed such assets and are held as of the period-end.

      IV.   MODIFICATION OF ARGENTINE GAAP

            Effective December 8, 2000, the Governance Board of the FACPCE approved Technical Resolutions No. 16, 17, 18, and 19 which provide for changes in professional accounting principles relating to valuation and disclosure. On December 21, 2001, CPCECABA approved, with certain modifications, such Resolutions through resolutions No. 238, 243, 261 and 262 and required mandatory application thereof for fiscal years beginning July 1, 2002, and thereafter. As of the date of issuance of these consolidated financial statements, the C.N.V. is analyzing the scope and timing for adopting such standards.

4.    BREAKDOWN OF THE MAIN ACCOUNTS

      The main accounts of the consolidated financial statements as of September 30, 2002 and 2001 break down as follows:

                                                                  2002              2001
                                                              ------------      ------------
A)  RECEIVABLES FROM SERVICES:

    Subscribers and advertising                                 60,911,587       132,788,162
    Less: Allowance for doubtful accounts (Note 4.j)           (26,411,077)      (52,981,899)
                                                              ------------      ------------
                                                                34,500,510        79,806,263
                                                              ============      ============

B)  OTHER RECEIVABLES:

    CURRENT

    Tax credits                                                 11,463,466        87,063,226
    Affiliate and related party (Note 7)                              --           7,941,647
    Prepaid expenses                                             2,635,401        11,169,132
    Advances to suppliers                                          980,878         2,122,873
    Other                                                       10,903,899        15,897,673
    Less: Allowance for doubtful accounts (Note 4.j)            (1,014,244)             --
                                                              ------------      ------------
                                                                24,969,400       124,194,551
                                                              ============      ============
    NONCURRENT

    Tax credits                                                 23,644,859        43,060,493
    Affiliate party (Note 7)                                     5,554,602              --
    Tax on minimum presumed income                               7,902,927        17,623,430
    Prepaid expenses                                             5,307,061        11,780,273
    Other                                                        4,164,270            98,778
    Less:  Allowance for doubtful accounts (Note 4.j)           (7,822,722)             --
                                                              ------------      ------------
                                                                38,750,997        72,562,974
                                                              ============      ============

                                                                    2002              2001
                                                              --------------    --------------
C)  PROPERTY, PLANT AND EQUIPMENT:

    Net book value of PP&E (Note 14.1)                           551,407,191       675,334,965
    Network materials                                             96,282,790        97,846,169
    Network materials in transit                                   2,041,885         3,763,552
    Advance for property, plant and equipment                        107,675         1,845,190
     Less:  Allowance for obsolescence and for not returned
       equipment (Note 4.j)                                       (8,720,633)       (7,337,773)
                                                              --------------    --------------
                                                                 641,118,908       771,452,103
                                                              ==============    ==============

D)  INTANGIBLE ASSETS:

    Net book value of intangible assets (Note 14.2)            2,188,175,447     2,355,731,825
    Capitalization of exchange differences (Note 3.III.j)        157,000,000              --
    Advance for trademark (Note 5.c)                              17,696,268        17,696,268
    Less:  Allowance for intangible assets (Note 4.j)         (1,612,000,000)             --
                                                              --------------    --------------
                                                                 750,871,715     2,373,428,093
                                                              ==============    ==============

E)  ACCOUNTS PAYABLE:

    CURRENT

    Suppliers                                                     65,960,566       136,824,865
    Accruals                                                      65,784,762        34,398,219
    Related parties (Note 7)                                      26,247,018       134,615,490
    Notes payable                                                    866,900           641,490
                                                              --------------    --------------
                                                                 158,859,246       306,480,064
                                                              ==============    ==============
    NONCURRENT

    Suppliers                                                      4,579,481         3,982,731
    Notes payable                                                       --             962,235
                                                              --------------    --------------
                                                                   4,579,481         4,944,966
                                                              ==============    ==============
F)  LOANS:

    CURRENT

     Corporate bonds (See Notes 1 and 8)                       2,711,500,000       221,203,353
     Bank loans and loans for purchase of equipment              255,104,895       182,577,214
                                                              --------------    --------------
                                                               2,966,604,895       403,780,567
                                                              ==============    ==============
    NONCURRENT

    Corporate bonds (See Notes 1 and 8)                                 --       1,382,520,954
    Bank loans and loans for purchase of equipment                 6,729,331        53,871,075
                                                              --------------    --------------
                                                                   6,729,331     1,436,392,029
                                                              ==============    ==============
G)  ACCRUED INTEREST:

    Corporate bonds (See Note 8)                                 327,509,190        70,825,642
    Bank loans and others                                         18,502,971         2,235,363
                                                              --------------    --------------
                                                                 346,012,161        73,061,005
                                                              ==============    ==============

                                                                 2002              2001
                                                              -----------       -----------
H)  OTHER PAYABLES:

    CURRENT

    Payables on acquisition of companies                        1,426,652         3,595,782
    Advance payments from subscribers                                --          11,131,147
    Other                                                       5,078,996         3,825,834
                                                              -----------       -----------
                                                                6,505,648        18,552,763
                                                              ===========       ===========
    NONCURRENT

    Equity interest in Fintelco S.A. (See Note 3.III.c)        21,766,826        39,258,364
    Other                                                            --           1,634,201
                                                              -----------       -----------
                                                               21,766,826        40,892,565
                                                              ===========       ===========
I)  RESERVES:

    Balances at beginning of year                              68,340,887        75,936,870
    Increases                                                  13,946,217 (3)    13,438,515 (4) (5)
    Decreases (2)                                              (6,074,896)       (3,911,879)
    Gain on exposure to inflation                             (34,472,776)             --
                                                              -----------       -----------
    Balances at end of period (1)                              41,739,432        85,463,506
                                                              ===========       ===========

      (1) Includes 15,861,289 and 17,183,351 disclosed as current reserves as of September 30, 2002 and 2001, respectively.

      (2)   Corresponds to payments and applications during each period.

      (3) Includes 5,420,513 and 8,525,704 disclosed as "Litigation" (Note 14.4) and Financial expense - net in the consolidated statement of income.

      (4) Includes 7,895,566 and 5,087,677 disclosed as "Litigation" (Note 14.4) and Other (expense) income - net in the consolidated statement of income.

      (5) Includes 455,272 related to additions for the consolidation of Integra Cable and Ultravision Teledifusora Rio Tercero S.A.

J)    ALLOWANCES DEDUCTED FROM ASSETS:

                                   2002              2001
                                -----------       -----------
FOR DOUBTFUL ACCOUNTS

Balances at beginning of year    74,989,125        46,773,551
Increases (1)                    33,238,558        32,385,244
Decreases                       (50,262,599)      (26,176,896)
Gain on exposure to inflation   (22,717,041)             --
                                -----------       -----------
Balances at end of period        35,248,043 (2)    52,981,899
                                ===========       ===========

(1)   Disclosed as "Uncollectable accounts" (Note 14.4).

(2) Includes 26,411,077 corresponding to the allowance for doubtful accounts (receivables from services).

                                                        2002             2001
                                                     ----------       ----------
FOR OBSOLESCENCE AND FOR NOT RETURNED EQUIPMENT

Balances at beginning of year                         8,183,131        5,090,548
Increases                                               606,918 (1)    2,744,140
Decreases                                               (69,416)        (496,915)
                                                     ----------       ----------
Balances at end of period                             8,720,633        7,337,773
                                                     ==========       ==========

      (1) Includes 480,625 for obsolescence disclosed as "Other" (Note 14.4) and 126,293 for not returned equipment disclosed as "Other (expense) income - net" in the consolidated statement of income.


                                    2002           2001
                                -------------     -------
FOR INTANGIBLE ASSETS

Balances at beginning of year            --           --
Net increase (1)                1,612,000,000         --
                                -------------     -------
Balances at end of period       1,612,000,000         --
                                =============     =======

      (1) Includes 1,455,000,000 and 157,000,000 disclosed as "Intangible assets allowance" in the consolidated statement of income and "Financial expense - net" (Note 4.l), respectively.

                                                                      INCOME (LOSS)
                                                            -----------------------------------
                                                                 2002                 2001
                                                            --------------       --------------
K)  NET REVENUES FROM SERVICES:

    Subscribers                                                540,642,004          850,190,587
    Advertising                                                  5,915,687           17,935,139
    Installations and additional outlets                        13,731,259           21,177,328
    Taxes deducted from revenues (See Note 12)                  (2,466,805)         (18,457,819)
                                                            --------------       --------------
                                                               557,822,145          870,845,235
                                                            ==============       ==============
L)  FINANCIAL EXPENSE - NET:

    Generated by liabilities
        Exchange rate difference (1)                        (1,236,569,413)                --
        Gain on exposure to inflation                          283,792,820                 --
        Financial interests - Related parties (Note 7)                --             (4,563,624)
        Financial interests- Others                           (325,038,856)        (185,934,329)
        Commercial interests - Related party (Note 7)                 --               (969,275)
        Commercial - Others                                    (13,892,228)          (2,121,617)
        Tax interests                                           (1,027,580)            (892,235)
        Discounts earned                                        14,302,619                 --
                                                            --------------       --------------
                                                            (1,278,432,638)        (194,481,080)
                                                            --------------       --------------
    Generated by assets
        Loss on exposure to inflation                         (167,927,359)                --
        Interests earned                                         3,680,295            1,189,554
                                                            --------------       --------------
                                                              (164,247,064)           1,189,554
                                                            --------------       --------------

    Amortization of deferred costs (Note 14.2)                  (5,832,380)          (7,571,260)
                                                            --------------       --------------
                                                            (1,448,512,082)        (200,862,786)
                                                            ==============       ==============

      (1) Includes 157,000,000 corresponding to the allowance for intangible assets (see Note 3.III.j).

5.    GUARANTEES GIVEN AND OTHER COMMITMENTS

      a) Video Cable Comunicacion S.A. (VCC), Enequis S.A. and Fintelco S.A., investor companies in Sierras de Mazan S.A. benefit from certain tax deferrals maturing in 2014. The tax deferrals are conditioned upon the uninterrupted maintenance of certain guarantees, in favor of the Tax Bureau. As of the date of issuance of these consolidated financial statements and in compliance with applicable tax regulations, the Company, as a 50% successor in interest to Fintelco, has obtained, for the benefit of VCC, surety insurance in the amount of approximately 1,000,000 and liens on Construred S.A.'s shares for about 8,200,000 in favor of Federal Public Revenues Administration ("AFIP"), as a guarantee of the fiscal obligations related to the abovementioned tax deferrals. Such surety insurance is a temporary guarantee and has been implemented for a maximum term of up to 180 days, expiring on November 18, 2002, when they must be replaced with a final guarantee.

      b) The Federal Broadcasting Committee ("COMFER") has opened administrative proceedings against the Company for alleged noncompliance with certain provisions of the Broadcasting Law. In this connection, the Company has filed for the benefits of the compensation - based moratorium system established by Federal Executive Decree No. 1201/1998, amended by Federal Executive Decrees No. 644/1999, No. 937/1999 and No. 762/2001 (dated June 11, 2001), to be applied to the above mentioned administrative proceedings of which the Company had been notified through August 31, 1998, April 30, 1999, and December 9, 1999, respectively, that allows it to: (i) obtain an 85% reduction on any fines determined in connection with these proceedings, and (ii) set-off the "amount to be settled" by crediting such amount to TELAM SOCIEDAD ANONIMA to be applied to public interest advertising campaigns of the Federal Government. As regards those administrative proceedings initiated by the COMFER and notified to the Company through December 9, 1999, the enforcement agency determined the amount to be offset under the abovementioned compensation system at 14,585,770 net of the 85% reduction provided by Federal Executive Decree No. 644/1999. The Company has objected to this determination. As regards the "amount to be settled", the Federal Executive Decree No. 937/1999 has set up a ceiling of 15,000,000 on any fines to be settled by any company that is the owner of broadcasting services, or that holds an authorization or a license for its operation, in relation with the benefits of the compensation - based moratorium system provided in the above detailed decrees.

            Additionally, on July 20, 2001, the Company adhered to the payment-in-installments plan established by Decree No. 762/2001, in connection with the administrative proceedings initiated by the COMFER and notified to the Company from December 10, 1999, through December 31, 2000. Such plan allows the Company to (i) reduce the total amount claimed by 70%, (ii) settle 19.80% by assigning advertising seconds, and (iii) settle the remaining 10.20% in cash. For such period, the total amount determined and notified by the COMFER was 20,086,450, which has to be settled as follows, net of reductions: (i) 3,977,117 by assigning advertising seconds and (ii) 2,048,818 in cash.

            On September 26, 2001, the COMFER assigned to the Ministry of the Interior the receivable with the Company for 2,048,818 in cash, assessed as mentioned in the paragraph above. Such assignment has been provided by Decree No. 1210/2001, published on September 28, 2001, and approved by the Ministry of the Interior and the COMFER through Joint Resolution No. 46/1674 of October 2, 2001. In addition, on October 4, 2001, the Company subscribed an agreement with the Ministry of the Interior whereby the amount receivable has to be settled by assigning television-advertising seconds.

            The Company has been notified through a number of resolutions issued by the COMFER, of fines in the amount of about 2,700,000 imposed on the Company for alleged violations to the Broadcasting Law since January 1, 2001.

            The Company believes that the resolution of the above mentioned issues will not materially affect its equity position as of period-end.

      c) Pramer S.C.A., a company indirectly owned by Liberty Media International Inc., formerly named Tele-Communications International, Inc., ("LIBERTY"), owns the trademark "CableVision" and certain related trademarks and service marks, which it licenses to the Company. The Company and LIBERTY have declared its willingness to have the Company acquire such rights for an amount of about US$25,000,000, and set-off the payment of US$8,000,000 made as a down payment. The disbursement, restated in constant pesos as of period-end, amounts to 17,696,268 (Note 4.d).

      d) Fintelco S.A. had a negative shareholders' equity of 43,533,651 as of September 30, 2002. Under the Argentine Business Associations Law, Section 94, Subsection 5 and Section 206, this could bring its dissolution, unless its capital is restored. Decree No. 1269/2002 dated July 16, 2002, suspended the application of the above mentioned sections through December 10, 2003. The Company and Multicanal S.A. each hold 50% of the equity of Fintelco, and, in that proportion, the Company makes the contributions required to pay the liabilities of Fintelco and of its subsidiaries when due.

6.    CAPITAL STOCK

      As of September 30, 2002, capital stock amounts to 188,132,670 and has been fully subscribed, paid-in, issued and registered with the Public Registry of Commerce.

      The Regular and Special Shareholders' Meeting held on December 29, 2000, unanimously approved the capitalization of 150,000,000 through contribution of a portion of the loans granted to the Company by its shareholders. Such Meeting was adjourned until January 19, 2001, when capital stock was subscribed in the amount of 15,778,611 (15,778,611 nominative non-endorsable shares with a nominal value of 1, entitling its owner to one vote per share) with a 134,221,389 issuance premium at original value (8.50654 per share).

      On February 6, 2001, the Regular and Special Shareholders' Meeting unanimously resolved to capitalize all the other loans previously granted by shareholders for an aggregate of 100,000,000 (221,203,353, restated in constant pesos as of period-end) by approving an increase in capital stock of 9,697,230 with an issuance premium of 90,302,770 at original value. The capital increase was structured as follows:

      - Issuance of 6,955,774 nominative non-endorsable shares of face value 1, entitled to one vote per share with an 8.50654 issuance premium at original value per share.

      - Issuance of 2,741,456 nominative non-endorsable shares of face value 1, entitled to one vote per share with an 11.35655 issuance premium at original value per share.

      In addition, on February 6, 2001, the Company's shareholders and the Company itself subscribed an agreement whereby the Company was released from the obligation to pay all the interests and other financial costs accrued and outstanding as of such date on medium-term loans granted by shareholders and contributed to the Company. The amount of debt remitted by the shareholders was 117,716,004 in constant pesos as of period-end (53,216,194 at original value) and was booked as a capital transaction.

      On May 28, 2001, the Regular General Shareholders' Meeting resolved to appropriate the accumulated losses existing as of December 31, 2000, which amounted to 152,281,055 in pesos as of such date, resorting to the whole of the abovementioned shareholders' remission, and to a portion of the issuance premium as of that date.

      Furthermore, on April 30, 2002, the Regular General Shareholders' Meeting decided to appropriate all the accumulated losses existing as of December 31, 2001, in the amount of 255,195,002 in constant pesos as of period-end (115,366,697 at original value), using part of the issuance premium existing as of such date.

7.    BALANCES AND TRANSACTIONS WITH AFFILIATE AND RELATED PARTIES

      As of September 30, 2002 and 2001, the balances with affiliate and related parties were as follows:

                                                     OTHER RECEIVABLES                     ACCOUNTS PAYABLE
                                             -------------------------------         ----------------------------
                                                 2002                2001               2002              2001
                                             -----------         -----------         -----------      -----------
AFFILIATE PARTY
   Fintelco Group                              5,554,602           7,924,926                --               --

RELATED PARTIES
   LIBERTY                                          --                  --             9,066,858       10,329,843
   HMT&F                                            --                  --             2,833,333        1,843,361
   Univent's S.A                                    --                16,721                --               --
   Pan-American Sports Network (2) (6)              --                  --                  --          6,388,647
   Pramer S.C.A. (2) (7)                            --                  --                  --         14,953,495
   Torneos y Competencias Group (2)                 --                  --             7,166,476       40,111,742
   Discovery Group (2) (7)                          --                  --                  --          2,370,130
   AOL Time Warner Group (2) (7)                    --                  --                  --         22,491,778
   Fox Pan American Sports Ltd. (2) (8)             --                  --             4,253,175        5,132,234
   Imagen Satelital S.A. (2)                        --                  --             2,927,176        8,772,129
   Arris Group Inc. (3) (7)                         --                  --                  --          3,445,977
   CableNetwork Inc. (1)                            --                  --                  --         18,776,154
                                             -----------         -----------         -----------      -----------
                                               5,554,602(5)        7,941,647(4)       26,247,018      134,615,490
                                             ===========         ===========         ===========      ===========

      (1)   Related party until December 2001.

      (2)   Programming suppliers.

      (3)   Formerly named Antec Inc.

      (4)   Disclosed as Current - Other receivables.

      (5)   Disclosed as Noncurrent - Other receivables.

      (6) The Company is evaluating an eventual claim that could bring against Pan-American Sports Network on the basis of the contract that was in effect until February 8, 2002.

      (7)   Related parties until June 2002.

      (8)   Fox Group for the year 2001.

      The main transactions with affiliate and related parties, during the nine-month periods ended September 30, 2002 and 2001, were as follows:

                                         INTERESTS          PURCHASES AND SERVICES
                                          ACCRUED                   ACCRUED
                                        -----------      ----------------------------
                                            2001            2002             2001
                                        -----------      -----------      -----------
AFFILIATE PARTY

   Fintelco Group                              --             49,641        4,028,808

RELATED PARTIES

   Telefonica Internacional S.A           2,122,592             --               --
   South Cable Holdings S.A               2,122,592             --               --
   LIBERTY                                  318,440        3,988,058        4,194,750
   HMT&F                                       --          2,067,728        1,843,361
   Tevefe Comercializacion S.A                 --               --          1,712,955
   Pan-American Sports Network (1)             --               --         13,639,669
   Pramer S.C.A. (2)                           --         13,227,084       27,300,108
   Torneos y Competencias Group                --         56,694,111       81,537,870
   Discovery Group (2)                         --          2,584,237        4,969,112
   AOL Time Warner Group (2)                   --         33,228,202       35,274,474
   Fox Group (4)                               --         14,502,507        8,538,867
   Imagen Satelital S.A                        --          8,556,737       12,480,574
   Arris Group Inc. (2)                        --               --          4,706,931
   CableNetwork Inc. (3)                    969,275             --         25,367,070
                                        -----------      -----------      -----------
                                          5,532,899      134,898,305      225,594,549
                                        ===========      ===========      ===========

      (1) The Company is evaluating an eventual claim that could bring against Pan-American Sports Network on the basis of the contract that was in effect until February 8, 2002.

      (2)   Related parties until June 2002.

      (3)   Related party until December 2001.

      (4) Includes Fox Group until June 2002 and Fox Pan American Sports Ltd. until September 2002.


8.    CORPORATE BONDS

      At Special and Regular Shareholders' Meetings held on February 26, 1998, the Company's shareholders unanimously approved the Company's Global Medium - Term Note Program ("the Program") in an aggregate principal amount of up to US$1,500,000,000. The C.N.V., through Resolution No. 12,276 dated June 18, 1998, approved the Company's Program.

      Under the framework of such Program, through September 30, 2002, the Company had issued eleven Series of corporate bonds for an aggregate principal amount of US$1,455,000,000 of which US$725,000,000 principal amount was outstanding as of September 30, 2002, with the following terms and conditions:

SERIES 5 NOTES (1)
    Face value:                               US$275,000,000
    Annual interest rate:                             13.75%
    Maturity:                                    May 1, 2009

SERIES 9 NOTES

    Face value:                               US$100,000,000
    Annual interest rate:                             12.50%
    Maturity:                                  March 2, 2003

SERIES 10 NOTES (2)
    Face value:                               US$250,000,000
    Annual interest rate:                             13.75%
    Maturity:                                 April 30, 2007

SERIES 11 NOTES
    Face value:                               US$100,000,000
    Annual interest rate:                        Variable (3)
    Maturity:                              February 15, 2002

      (1) On November 3, 1999, the SEC declared effective the registration of such series of corporate bonds.

      (2) On July 25, 2000, the SEC declared effective the registration of such series of corporate bonds.

      (3)   Based on LIBO rate plus a margin.

            The proceeds received by the Company through the corporate bond issuance were used to settle liabilities obtained for the acquisition of noncurrent assets and to refinance the Company's working capital.

            The Program also places restrictions on certain of the Company's and its subsidiaries' transactions during the Program term, such as restrictions on the sale, transfer or other forms of disposition of all or part of its businesses or properties, restrictions on encumbering assets, restrictions on the incurrence of further financial indebtedness, restrictions on certain payments (including dividends) and business reorganization transactions, and restrictions on the disposal of licenses, franchises and other rights. In addition, the effective Program requires the Company, in order to obtain additional borrowing, to maintain a ratio of consolidated debt to EBITDA that not exceed 6.5.

            Additionally for the issuance of Series 11 of corporate bonds carried out on March 2, 2001, with maturity on February 15, 2002 and unpaid as of the date of issuance of these consolidated financial statements, the Company agreed to maintain certain additional financial ratios and/or financial ratios stricter than the ones mentioned in the prior paragraph.

            EBITDA is defined in the Program as the sum of the Company's and its subsidiaries' consolidated net income, determined under generally accepted accounting principles in Argentina, excluding non-recurring and extraordinary income/losses and income/losses on affiliates, plus interest expense, income tax charges, other non-cash charges and depreciation and amortization charges for the relevant period.

            If the Company is unable to come into compliance with the abovementioned restrictions and financial ratios, the holders on such notes may declare an event of default and accelerate the financial indebtedness outstanding under such notes.

            As a consequence of the economic situation described in Note 1, the Company did not pay upon maturity the principal of Series 11 Notes for an amount of US$100,000,000 and interests related to Series 5, 9 and 10 Notes for a total amount of approximately US$84,700,000; which were due between February and November, 2002, nor other bank payables or loans for the purchase of equipment, amounting to about US$38,900,000 and 37,000,000. Such circumstances constitute events of default from obligations assumed in various debt-securities issuance agreements.

            As of the date of issuance of these consolidated financial statements the Company had not paid the principal of Series 11 Notes and has not received any notification from its creditors declaring the acceleration and execution of their rights. The holders of Series 5, 9 and 10 Notes have notified the Company that non-payments of interests in due time constitutes an event of default. Technically, such notice does not imply acceleration of principal payments of such Series according to the indenture agreement. However, no assurance can be given that such creditors will not exercise in the future the actions provided in the agreements to declare their respective receivables immediately due and payable. Any such action would trigger cross-default provisions and accelerate the repayment of basically all the Company's financial loans and a portion of the loans it was granted to the Company for the purchase of equipment. Company's Management, together with its legal and financial counsel, is evaluating the action alternatives available in the current context related to the company's indebtedness and the events of default described above. On September 4, 2002, AMI CV Holdings Ltd. and VLG Acquisition announced that Merril Lynch & Co. had been appointed to provide financial advisory services to the Company's shareholders in connection with evaluation Cablevision S.A.'s debt restructuring alternatives. In view of such circumstances, the Company, in compliance with Argentine professional accounting standards, includes in current loans as of September 30, 2002, an amount of 1,995,658,092 originally agreed-upon as long-term loans.

9.    REGULATORY FRAMEWORK

      The installation and operation of cable television services in Argentina are governed by the Radiobroadcasting Law and other related regulations.

      Cable television companies in Argentina are required to obtain a nonexclusive license from the COMFER to be able to broadcast their signal. Additionally, other approvals are required, including municipal approval. Licenses are granted for an initial 15-year term, and upon expiration may be extended for another 10 years. A license extension is subject to the COMFER's approval, which is subject to COMFER determining that the terms and conditions under which the original license had been granted were complied with. Cablevision and each subsidiary (if applicable) are licensed to provide cable television services. The remaining weighted average term of the licenses in force granted to the Company and its subsidiaries is 16 years, based on the number of subscribers and the assumption by the Company's Management that each 10-year extension will be granted. Please note that if a license is rendered forfeited or its extension is denied, and no other license in the area may be obtained, the Company shall cease operating its service in the licensed area.

      Pursuant to COMFER Resolution No. 870/93, licenses may be transferred with COMFER's approval and complying with certain regulatory conditions. As of the date of issuance of these consolidated financial statements, applications for the transfer of licenses made by the Company under the abovementioned resolution, related with acquisition and the reorganization processes described in Note 2.II, were pending approval by the COMFER.

10.   MANAGEMENT AGREEMENT

      During 1997, the Company signed an agreement with TINTA Cable Management Inc. ("TCM"), a subsidiary of LIBERTY, which provides that TCM will manage the Company through September 30, 2002. On April 30, 2001, in accordance with an amendment to the shareholders' agreement, the Company's shareholders agreed to terminate the management agreement. The settlement of fees, expenses and additional charges for prior periods is pending. As from such date, the Company's management advisory activities were assumed by LIBERTY and HMT&F in consideration of an annual management fee of 4,000,000 to be distributed in equal parts. This fee, stated in Argentine pesos, is payable as from such date on a quarterly basis. As stated in
      Note 11, as from June 25, 2002, VLG Argentina, Inc. was the successor company to LIBERTY with respect to all rights and obligations related to the Company' advisory and management business.

11.   CHANGES IN SHAREHOLDERS

      On May 4, 2001, the Company's Board of Directors was notified of the following share transfers by the shareholders effected on April 30, 2001:

      - Telefonica Internacional S.A. transferred to ACH Acquisition Co. ("ACH"), all of its interests in the Company involving 67,473,306 common shares representative of 35.865% of the Company's total capital stock.

      - ACH transferred to Liberty Argentina, Inc. 40,880,277 common shares representative of 21.73% of the Company's total capital stock.

      These transactions, conducted according with agreements entered into by Company's shareholders, were approved by the Argentine Competition and Consumer Defense Department through Resolution No. 245 of October 27, 2000 and Resolution No. 2 of April 10, 2001.

      On February 5, 2002, the Company's Board of Directors was notified that ACH (one of its three shareholders as of that date) transferred to AMI CV Holdings Ltd. all of its interest in the Company involving 26,593,029 common shares representative of 14.135% of the capital stock.

      On June 27, 2002, LIBERTY had notified to the Company of the sale to VLG Acquisition Corp. ("VLG Acquisition") of 208 Series "A" shares, not entitled to vote, with a face value of US$0.01 per share, and of 10 Series "B" shares, entitled to vote, with a face value of US$0.01 per share, belonging to Liberty Argentina, Inc. ("Liberty Argentina"). These shares account for 100% of Liberty Argentina's political rights and 21.8% of its economic rights. LIBERTY keeps the remaining 78.2% of Liberty Argentina's economic rights. As a result of the transfer, VLG Acquisition controls the corporate will of Liberty Argentina, which changed its corporate name to VLG Argentina, Inc.

12.   TAX REFORM

      A tax on bank account credits and debits was created on March 26, 2001, upon publication of the Competitiveness Law No. 25,413 in the Official Bulletin. This tax was subsequently regulated by Decree No. 380/2001 fixing the rate applicable to checking account credits and debits at .25% and ordering that the tax would become effective on April 3, 2001. Decree No. 613/2001 provided that the tax rate must be set at .4% for taxable events occurring from May 12, 2001, through July 31, 2001. Decree No. 969/2001 dated August 1, 2001, increased the tax on bank transactions to .6%, establishing that 58% of such tax may be computed as a credit for some taxes. Later, Decree No. 315/2002 dated February 14, 2002, abrogated the possibility to compute such tax as a tax credit, effective as from publication of such decree (February 18, 2002). On June 4, 2002, Decree No. 920/2002, providing for the tax rate abatement to .075% and .05% for certain transactions subject to the tax.

      On June 12, 2001, Decree No. 761/2001 was published in the Official Bulletin, establishing certain tax benefits for cable television companies, which would be granted once such companies started to bill their services at the general 21% value-added tax ("VAT") rate and have been included in a roll of beneficiaries prepared for such purpose. These benefits, in force through March 31, 2003, are:

      1) Considering as VAT credit the payments for SADAIC (Argentine Association of Music Authors and Composers) royalties, FNA (Federal Arts Fund) charge, Argentores (General Argentine Authors Association) dues, and AADI (Argentine Performance Association) - CAPIF (Argentine Chamber of Phonogram Producers and Related Industries) fees.

      2)    Tax on minimum presumed income exemption.

      On October 31, 2001, the Company was included in the abovementioned roll of beneficiaries, in force through June 30, 2002, and renewed on July 15, 2002.

      Effective August 14, 2001, Decree No. 1008/2001 provided that taxpayers may compute as payment on account of VAT all amounts actually paid for COMFER, and any balances of such tax may be used in future tax periods.

      Subsequently, on November 26, 2001, Decree No. 1522/2001 reduced the rate payable to the COMFER, from 6% to 3.5% for the television stations situated in the interior of the country. This rate came into effect for services billed as from December 1, 2001.

      On May 15, 2002, Law No. 25,585 was published in the Official Bulletin. Such law amended Personal Assets Tax Law (Law No. 23,966, Title VI, as revised in 1997, and as amended) as regards the tax burden placed on shares of and interests in companies governed by Law No. 19,550. Law No. 25,585 considers that these companies are subject to personal assets tax where they are owned by individuals and undivided succession states located in Argentina or abroad, as well as by any foreign legal entity. The tax must be paid by the local issuer company, as a substitute taxpayer. For such purposes, the tax will be determined by applying the 0.50% rate to the value obtained by the equity method of the shares owned by each stockholder, regardless of the 102,300 threshold. This mode of paying the tax is also applicable when the shares of stock are owned by, or in the name of, any taxpayer resident in Argentina.

13.   ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY

      These consolidated financial statements are presented on the basis of Argentine GAAP. Certain accounting practices applied by the Company that conform with Argentine GAAP do not conform with US GAAP.

      The Company has not presented a reconciliation of the effect on the accompanying consolidated financial statements for the nine-month period ended September 30, 2002 of the differences between Argentine and US GAAP.

14.   OTHER FINANCIAL STATEMENTS INFORMATION

      The following tables present additional consolidated financial statements disclosures required under Argentine GAAP:

      1)    Evolution of property, plant and equipment.

      2)    Evolution of intangible assets.

      3)    Foreign currency assets and liabilities.

      4) Expenses incurred -- Information required by Section 64, Subsection I, Point b) of Law No. 19,550.

      5) Breakdown by maturity of receivables and liabilities as of September 30, 2002.

1) EVOLUTION OF PROPERTY, PLANT AND EQUIPMENT (STATED IN ARGENTINE PESOS - NOTE 3.II.)


                                                       2002
                      -----------------------------------------------------------------------
                                                   ORIGINAL COST
                       ----------------------------------------------------------------------
                       AT BEGINNING                                                 AT END
MAIN ACCOUNT             OF YEAR        INCREASES     DECREASES      TRANSFERS     OF PERIOD
----------------      -------------    ----------    ----------     ---------    ------------
Buildings                53,419,665        -             -              -           53,419,665
Improvements to
leased buildings         23,434,465       328,473        -              -           23,762,938
Machinery and           156,237,220       121,980                       -          156,359,200
equipment                                                -
Furniture and            17,052,137       186,538    (1,177,350)        -           16,061,325
fixtures
Hardware                 45,852,413     1,322,363        -              -           47,174,776
Installations            79,661,393     1,001,319        -              -           80,662,712
Automobiles              42,707,612       609,923      (448,251)        -           42,869,284
Tools                    11,401,584       556,308        -              -           11,957,892
Cables and cable        965,940,437    22,604,937        -          17,915,281   1,006,460,655
laying
Amplifiers               44,203,915        -             -              -           44,203,915
Adapters                  3,633,137        -             -              -            3,633,137
Assets under loan        92,380,864        -         (7,751,161)        -           84,629,703
for use
Internet equipment       12,365,106       416,636        -              -           12,781,742
Construction in          20,036,445       231,078                 (17,915,281)       2,352,242
progress                                                 -
Other fixed assets        1,287,136        -             -              -            1,287,136
                      -------------    ----------    ----------     ---------    -------------
TOTAL                 1,569,613,529    27,379,555    (9,376,762)        -        1,587,616,322
                      =============    ==========    ==========     =========    =============



                                                     2002
                    -------------------------------------------------------------------------------------
                                            ACCUMULATED DEPRECIATION
                    -------------------------------------------------------------------------------------
                    AT BEGINNING   DEPRECIATION                                     AT END       NET BOOK
MAIN ACCOUNT           OF YEAR         RATES       INCREASES      DECREASES        OF PERIOD      VALUE
----------------    -------------    ---------     -----------     ----------  -------------  -----------
Buildings              12,206,503        2%            821,172         -          13,027,675   40,391,990
Improvements to
leased buildings       19,107,608       33%          1,523,461         -          20,631,069    3,131,869
Machinery and         103,510,552       10%         11,279,907                   114,790,459   41,568,741
equipment                                                              -
Furniture and          11,127,515       10%          1,256,868       (735,844)    11,648,539    4,412,786
fixtures
Hardware               36,116,241       33%          3,478,691         -          39,594,932    7,579,844
Installations          45,659,394       10%          5,450,409         -          51,109,803   29,552,909
Automobiles            30,375,976       20%          2,642,062       (448,251)    32,569,787   10,299,497
Tools                   9,501,511       20%          1,171,065         -          10,672,576    1,285,316
Cables and cable      500,112,395    10% - 30%     104,440,743         -         604,553,138  401,907,517
laying
Amplifiers             38,677,727       33%          2,209,372         -          40,887,099    3,316,816
Adapters                3,633,137       10%             -              -           3,633,137       -
Assets under loan      83,006,945       33%          4,313,944                    82,797,095    1,832,608
for use                                                            (4,523,794)
Internet equipment      7,501,344       33%          1,920,134         -           9,421,478    3,360,264
Construction in           -              -              -              -            -           2,352,242
progress
Other fixed assets        785,411       10%             86,933         -             872,344      414,792
                      -----------                  -----------     ----------  -------------  -----------
TOTAL                 901,322,259                  140,594,761     (5,707,889) 1,036,209,131  551,407,191
                      ===========                  ===========     ==========  =============  ===========

1) EVOLUTION OF PROPERTY, PLANT AND EQUIPMENT (STATED IN ARGENTINE PESOS - NOTE 3.II.) (CONTINUED)


                                            2001
                      -----------------------------------------------------------------------
                                         ORIGINAL COST
                       ----------------------------------------------------------------------
                       AT BEGINNING                                                 AT END
MAIN ACCOUNT             OF YEAR        INCREASES     DECREASES      TRANSFERS     OF PERIOD
----------------      -------------    ----------    ----------     ---------    ------------
                                                                                    52,977,331
Buildings               52,644,135      1,549,815    (1,216,619)       -
Improvements to                                                                     22,739,331
leased buildings        19,375,454      3,363,877        -             -           155,895,436
Machinery and
equipment              152,399,879      3,495,557        -             -            16,683,110
Furniture and
fixtures                14,751,107      1,932,003        -             -            41,495,555
Hardware                38,647,347      2,848,208        -             -            77,851,655
Installations           69,746,477      8,105,178        -             -            43,314,380
Automobiles             36,393,320      7,581,617      (660,557)       -            11,142,599
Tools                   10,276,800        865,799        -             -
Cables and cable
laying                 810,287,927     93,100,563        -        29,573,481       932,961,971
Amplifiers              41,037,812      3,166,103        -             -            44,203,915
Adapters                 3,633,137              -        -             -             3,633,137
Assets under loan
for use                 87,161,014      5,424,110        -             -            92,585,124
Internet equipment      10,212,264        575,140        -             -            10,787,404
Construction in
progress                21,243,114     30,528,104        -       (29,573,481)       22,197,737
Other fixed assets       1,287,136              -        -             -             1,287,136
                    --------------------------------------------------------------------------
   TOTAL             1,369,096,923    162,536,074(1) (1,877,176)       -         1,529,755,821
                    ==============    ===========     =========   ==========     =============


                                              2001
                      ----------------------------------------------------------------------------------------
                                            ACCUMULATED DEPRECIATION
                      ----------------------------------------------------------------------------------------
                       AT BEGINNING    DEPRECIATION                                 AT END         NET BOOK
MAIN ACCOUNT             OF YEAR          RATES       INCREASES      DECREASES     OF PERIOD        VALUE
----------------      -------------    ------------  -----------     ----------  -------------  -------------
Buildings                11,133,996        2%            856,066       (54,748)     11,935,314     41,042,017
Improvements to
leased buildings         17,948,380        33%           697,632         -          18,646,012      4,093,319
Machinery and
equipment                87,982,112        10%        11,840,429         -          99,822,541     56,072,895
Furniture and
fixtures                  9,441,904        10%         1,246,768         -          10,688,672      5,994,438
Hardware                 30,460,737        33%         3,098,991         -          33,559,728      7,935,827
Installations            37,903,133        10%         5,815,964         -          43,719,097     34,132,558
Automobiles              28,956,421        20%         2,262,581      (660,557)     30,558,445     12,755,935
Tools                     7,329,029        20%         1,612,931         -           8,941,960      2,200,639
Cables and cable
laying                  377,743,205     10% - 25%     90,156,046         -         467,899,251    465,062,720
Amplifiers               35,549,104        33%         2,326,953         -          37,876,057      6,327,858
Adapters                  3,476,799        10%           119,211         -           3,596,010         37,127
Assets under loan
for use                  69,933,174        33%         9,624,964         -          79,558,138     13,026,986
Internet equipment        5,267,799        33%         1,595,398         -           6,863,197      3,924,207
Construction in
progress                          -         -                  -         -                   -     22,197,737
Other fixed assets          669,501        10%            86,933         -             756,434        530,702
                    --------------------            ---------------------------- ---------------------------------
   TOTAL                723,795,294                  131,340,867 (2)  (715,305)    854,420,856    675,334,965
                        ===========                  ===========       =======     ===========    ===========

         (1) Includes 7,892,832 of increases by the consolidation of Integra Cable S.A. and Ultravision Teledifusora Rio Tercero S.A.

         (2) Includes 2,524,612 of increases by the consolidation of Integra Cable S.A. and Ultravision Teledifusora Rio Tercero S.A.

2) EVOLUTION OF INTANGIBLE ASSETS (STATED IN ARGENTINE PESOS - NOTE 3.II.)




                                                            2002
                                                 -------------------------------
                                                         ORIGINAL COST
                                                 -------------------------------
                                                 AT BEGINNING          AT END
MAIN ACCOUNT                                       OF YEAR           OF PERIOD
---------------------------------               -------------      -------------
GOODWILL

Televisora Belgrano S.A.                          176,221,857        176,221,857

Oeste Cable Color S.A.                            230,631,190        230,631,190

Cable Rios de los Deltas S.A.                       8,457,226          8,457,226

Televisora La Plata S.A.                           14,022,118         14,022,118

Mandeville Group                                1,258,342,428      1,258,342,428

Fintelco S.A.                                   1,036,328,812      1,036,328,812

UIH Group                                         251,241,146        251,241,146

Merlo Vision S.A.                                   3,339,078          3,339,078

Cordoba Systems and others                         37,657,055         37,657,055
                                                -------------      -------------
     SUBTOTAL                                   3,016,240,910      3,016,240,910

DEFERRED COSTS

   Corporate bonds issuance program                75,801,531         75,801,531
                                                -------------      -------------
     TOTAL                                      3,092,042,441      3,092,042,441
                                                =============      =============



                                                                             2002
                                                  -----------------------------------------------------------------
                                                                   ACCUMULATED AMORTIZATION
                                                  -----------------------------------------------------------------
                                                   AT BEGINNING                          AT END          NET BOOK
MAIN ACCOUNT                                         OF YEAR           INCREASES        OF PERIOD          VALUE
------------------------------------------         -----------        -----------      -----------    -------------
GOODWILL

Televisora Belgrano S.A.                            58,925,702        6,608,320        65,534,022      110,687,835

Oeste Cable Color S.A.                              60,540,690        8,648,671        69,189,361      161,441,829

Cable Rios de los Deltas S.A.                        2,016,848          317,146         2,333,994        6,123,232

Televisora La Plata S.A.                             3,151,805          525,829         3,677,634       10,344,484

Mandeville Group                                   290,600,361       46,760,116       337,360,477      920,981,951

Fintelco S.A.                                      265,383,133       38,862,330       304,245,463      732,083,349

UIH Group                                           56,105,726        9,421,544        65,527,270      185,713,876

Merlo Vision S.A.                                    1,780,844          125,214         1,906,058        1,433,020

Cordoba Systems and others                           6,224,651        1,412,140         7,636,791       30,020,264
                                                   -----------      -----------       -----------    -------------
     SUBTOTAL                                      744,729,760      112,681,310       857,411,070    2,158,829,840

DEFERRED COSTS

   Corporate bonds issuance program                 40,623,544        5,832,380        46,455,924       29,345,607
                                                   -----------      -----------       -----------    -------------
     TOTAL                                         785,353,304      118,513,690       903,866,994    2,188,175,447
                                                   ===========      ===========       ===========    =============

2) EVOLUTION OF INTANGIBLE ASSETS (STATED IN ARGENTINE PESOS - NOTE 3.II.) (CONTINUED)


                                                                 2001
                                          -------------------------------------------------------
                                                              ORIGINAL COST
                                          ------------------------------------------------------
                                            AT BEGINNING                            AT END
MAIN ACCOUNT                                  OF YEAR          INCREASES           OF PERIOD
------------------------------------      ----------------     ----------       ----------------
GOODWILL
   Televisora Belgrano S.A.                    176,221,857          -             176,221,857

   Oeste Cable Color S.A.                      230,631,190          -             230,631,190

   Cable Rios de los Deltas S.A.                 8,457,226          -               8,457,226

   Televisora La Plata S.A.                     14,022,118          -              14,022,118

   Mandeville Group                          1,258,342,428          -           1,258,342,428

   Fintelco S.A.                             1,036,328,812          -           1,036,328,812

   UIH Companies                               251,241,146          -             251,241,146

   Merlo Vision S.A.                             3,339,078          -               3,339,078

   Cordoba Systems and others                   29,065,408       8,591,647         37,657,055
                                             -------------      ----------      -------------
     SUBTOTAL                                3,007,649,263       8,591,647      3,016,240,910

DEFERRED COSTS

   Corporate bonds issuance program             71,127,775       4,673,756         75,801,531
                                             -------------      ----------      -------------
     TOTAL                                   3,078,777,038      13,265,403      3,092,042,441
                                             =============      ==========      =============



                                                                             2001
                                          ----------------------------------------------------------------------
                                                                     ACCUMULATED AMORTIZATION
                                          ----------------------------------------------------------------------
                                             AT BEGINNING                           AT END          NET BOOK
MAIN ACCOUNT                                   OF YEAR             INCREASES       OF PERIOD          VALUE
----------------------------              -------------------    ------------    -----------    ----------------
GOODWILL

   Televisora Belgrano S.A.                      50,114,608        6,608,320       56,722,928     119,498,929

   Oeste Cable Color S.A.                        49,009,131        8,648,671       57,657,802     172,973,388

   Cable Rios de los Deltas S.A.                  1,593,987          317,146        1,911,133       6,546,093

   Televisora La Plata S.A.                       2,450,699          525,829        2,976,528      11,045,590

   Mandeville Group                             218,997,311       47,189,034      266,186,345     992,156,083

   Fintelco S.A.                                213,566,692       38,862,329      252,429,021     783,899,791

   UIH Companies                                 43,543,670        9,421,543       52,965,213     198,275,933

   Merlo Vision S.A.                              1,613,891          125,214        1,739,105       1,599,973

   Cordoba Systems and others                     3,254,695        2,499,242        5,753,937      31,903,118
                                                -----------      -----------      -----------   -------------
     SUBTOTAL                                   584,144,684      114,197,328      698,342,012   2,317,898,898

DEFERRED COSTS

   Corporate bonds issuance program              30,397,344        7,571,260       37,968,604      37,832,927
                                                -----------      -----------      -----------   -------------
     TOTAL                                      614,542,028      121,768,588      736,310,616   2,355,731,825
                                                ===========      ===========      ===========   =============

3) FOREIGN CURRENCY ASSETS AND LIABILITIES

                                                     2002                                                   2001
                               ---------------------------------------------------           ------------------------------------
                                 CURRENCY          EXCHANGE             BOOK VALUE             CURRENCY               BOOK VALUE
ACCOUNT                        AND AMOUNT(1)     RATE IN PESOS           IN PESOS             AND AMOUNT(1)            IN PESOS
--------------------           -------------     -------------        ------------           -------------           ------------
ASSETS

Cash and banks                    100,000         3.64 (2)                364,000             4,585,478              10,143,231
Other receivables                 -                                             -             9,140,945              20,220,077
                               ----------                             -----------            ----------              ----------
   TOTAL ASSETS                   100,000                                 364,000            13,726,423              30,363,308
                               ==========                             ===========            ==========              ==========
LIABILITIES

Accounts payable               10,263,988         3.74(3)              38,387,315            82,694,650             182,923,338
Loans                         777,907,418(4)      3.74(3)           2,909,373,743           831,686,385           1,839,718,167
Accrued interest               91,212,528(4)      3.74(3)             341,134,855            33,028,887              73,061,005
Other payables                  1,184,758         3.74(3)               4,430,995             2,581,865               5,711,172
                              -----------                           -------------           -----------           -------------
   TOTAL LIABILITIES          880,568,692                           3,293,326,908           949,991,787           2,101,413,682
                              ===========                           =============           ===========           =============

(1)      US dollars.

(2)      Buying exchange rate as of the period-end.

(3)      Selling exchange rate as of the period-end.

(4) Include approximately US$580,000,000 and US$15,000,000 corresponding to foreign liabilities, which financed the acquisition of intangible assets mentioned in Note 3.III.j).

4) EXPENSES INCURRED -- INFORMATION REQUIRED BY SECTION 64, SUBSECTION I, POINT
B) OF LAW NO. 19,550 (STATED IN ARGENTINE PESOS - NOTE 3.II.)



                                                                                    2002                                    2001
                                                      ------------------------------------------------------------     ------------
                                                      COSTS OF SERVICES     SELLING      ADMINISTRATIVE
ACCOUNT                                                    PROVIDED        EXPENSES        EXPENSES         TOTAL         TOTAL
---------------------------------------------------   -----------------   ---------     --------------   -----------   ------------
Salaries and social security taxes                         38,337,232      17,595,517      24,078,085     80,010,834    135,355,285
Public utilities and assessments                           12,248,469       1,088,828       2,587,764     15,925,061     17,576,420
Power and fuels                                             3,048,446         166,619         370,224      3,585,289      5,336,073
Entertainment expenses                                        -               169,726          -             169,726        471,207
Other payroll expenses                                        814,048         202,860         624,184      1,641,092      4,690,476
Maintenance of property, plant and equipment and
network expenses                                            6,343,740         427,501       1,334,594      8,105,835     14,326,905
Rents                                                      14,600,826         523,628       3,125,350     18,249,804     27,620,083
Depreciation of property, plant and equipment             131,792,889       7,354,961       1,446,911    140,594,761    128,816,255
Fees for services                                           2,539,618       2,217,088      11,183,446     15,940,152     25,408,753
Advertising and promotion                                     -             3,801,772          -           3,801,772     27,642,409
Office supplies                                                82,485          21,949       2,209,845      2,314,279      5,018,697
Postage and mailing                                           -               960,170          27,987        988,157      2,823,488
Production of magazine                                        -             9,666,078          -           9,666,078     13,138,333
Programming costs                                         179,264,419         -                -         179,264,419    251,559,237
Data transmission costs                                     8,345,779         -                -           8,345,779      3,690,462
Uncollectable accounts                                        -            33,238,558          -          33,238,558     32,385,244
Banks expenses and credit card commissions                    -            11,885,748         769,467     12,655,215     20,298,746
Litigation                                                  4,985,795         -               434,718      5,420,513      7,895,566
Other                                                       2,855,357       3,451,179       1,717,734      8,024,270     13,589,288
                                                          -----------     -----------      ----------    -----------    -----------
    TOTAL 2002                                            405,259,103      92,772,182      49,910,309    547,941,594
                                                          ===========     ===========      ==========    ===========
    TOTAL 2001                                            510,050,739     146,294,397      81,297,791                   737,642,927
                                                          ===========     ===========      ==========                   ===========

5) BREAKDOWN BY MATURITY OF RECEIVABLES AND LIABILITIES AS OF SEPTEMBER 30, 2002 (STATED IN ARGENTINE PESOS)


                                                                           LIABILITIES
                                                               -------------------------------------
                                                                                         OTHER
TERM                                    RECEIVABLES               LOANS               LIABILITIES(5)
-----------------------------         -------------            -------------         -------------
WITHOUT MATURITY                         15,234,386            2,960,213,584(6)        391,723,127
                                      -------------            -------------         -------------
WITH A MATURITY DATE

- PAST DUE

-Up to three months                      29,073,462                       --            18,364,527
-From three to six months                17,713,592                       --            21,156,511
-From six to nine months                  1,540,167                       --             6,309,747
-From nine to twelve months                 350,012                       --             1,060,738
-From one to two years                    2,833,105                       --             1,146,894
-From two to three years                         --                       --                 4,502
                                      -------------            -------------         -------------
      TOTAL PAST DUE                     51,510,338                       --            48,042,919
                                      -------------            -------------         -------------
- NOT YET DUE

-Up to three months                      23,096,366                1,836,753            79,643,980
-From three to six months                 2,054,606                1,793,567             6,608,182
-From six to nine months                  2,016,225                1,464,519             2,089,409
-From nine to twelve months               1,687,938                1,296,472             1,847,918
-From one to two years                    6,888,672                4,542,615             3,308,575
-From two to three years                  5,179,480                2,051,232             1,598,761
-More than three years                   16,963,973                  135,484            27,248,971
                                      -------------            -------------         -------------
      TOTAL NOT YET DUE                  57,887,260               13,120,642           122,345,796
                                      -------------            -------------         -------------
      TOTAL WITH A MATURITY DATE        109,397,598               13,120,642           170,388,715
                                      -------------            -------------         -------------
      TOTAL                             124,631,984(1)(4)      2,973,334,226(2)        562,111,842(3)
                                      =============            =============         =============

(1)      Accrues no interest.

(2) Approximately 20% accrues interest at variable rate; the average weighted rate (included withholding) is approximately 12% per annum.

(3) Approximately 8% accrues interest at fixed rate; the average weighted rate is approximately 12% per annum.

(4) The allowance for doubtful accounts (receivables from services) for 26,411,077 was not allocated to these balances (Note 4.j).

(5)      Does not include reserves.

(6) Includes 2,711,500,000 corresponding to the Series 5, 9, 10 and 11 Notes and 248,713,584 corresponding to other bank loans and loans granted to the Company for the purchase of equipment (see Notes 1 and 8).



                                                         MARCELO E. BOMBAU
                                                           Director

[CABLEVISION LOGO]




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 CABLEVISION S.A.


                                                 By: /s/ Mariana Vazquez
                                                     -------------------------
                                                     Name: Mariana Vazquez
                                                     Title:   General Counsel

Dated:  December 2, 2002